SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Financial Statements for the six-month period ended on December 31, 2004 and 2003.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Unaudited Financial Statements

corresponding to the six-month period

ended December 31, 2004 and 2003

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Name of the Company:	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture and livestock and real-estate

Financial statements for the period ended December 31, 2004 presented in comparative form with the previous year and with the same period of the previous year

Financial year Nº 70 started on July 1, 2004

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19,1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the unaudited consolidated Financial Statements

CAPITAL STATUS ( Note 3 of unaudited basic financial statements)

SHARES

Type of stock	Authorized	Subscribed	Paid-in
	pesos	pesos	pesos
Ordinary certified shares of $1 face value and 1 vote each	155,650,742	155,650,742	155,650,742

Cresud Sociedad Anónima

Comerical, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet as at December 31, 2004, June 30, 2004 and December 31, 2003

	December 31, 2004 (Notes 1, 2 and 3)	June 30, 2004 (Notes 1, 2 and 3)	December 31, 2003 (Notes 1, 2 and 3)		December 31, 2004 (Notes 1, 2 and 3)	June 30, 2004 (Notes 1, 2 and 3)	December 31, 2003 (Notes 1, 2 and 3)
	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 4.a.)	27,085,469	12,749,766	20,556,016	Debts:
Investments (Note 4.b.)	2,358,471	1,874,997	2,472,098	Trade accounts payable (Note 4.f.)	11,675,837	10,840,177	7,678,783
Trade accounts receivable (Note 4.c.)	6,483,785	5,354,858	6,269,391	Loans (Note 4.g.)	38,606,380	8,090,261	1,383,511
Other receivables and prepaid expenses (Note 4.d.)	7,413,206	15,019,353	7,857,643	Salaries and social security payable (Note 4.h.)	895,492	1,475,373	780,615
Inventories (Note 4.e.)	45,751,060	35,441,885	32,367,196	Taxes payable (Note 4.i.)	4,494,052	2,206,532	1,394,101

Total current assets	89,091,991	70,440,859	69,522,344	Other debts (Note 4.j.)	10,758,911	6,689,562	1,283,383

				Total Debts	66,430,672	29,301,905	12,520,393

				Total current liabilities	66,430,672	29,301,905	12,520,393

Non-current assets
Other receivables and prepaid expenses (Note 4.d.)	5,358,746	3,948,778	3,961,539
Inventories (Note 4.e.)	50,872,903	44,740,030	39,315,176	Non-current liabilities
Investments (Note 4.b.)	291,220,422	260,419,568	206,067,742	Taxes payable (Note 4.i.)	28,774,261	26,213,217	24,181,231
Other investments (Note 4.b.)	134,949,064	132,962,608	146,354,259	Loans (Note 4.g.)	123,285,777	125,880,874	127,670,143
Fixed assets, net (Schedule A)	163,458,765	160,026,473	149,839,384	Other debts (Note 4.j.)	39,327	39,327	39,327

Intangible assets (Schedule B)	—	—	123,212	Total non-current liabilities	152,099,365	152,133,418	151,890,701

Subtotal Non-Current Assets	645,859,900	602,097,457	545,661,312	Total Liabilities	218,530,037	181,435,323	164,411,094

Goodwill (Note 4.b.)	(36,326,481)	(25,869,346)	(19,931,610)	Minority interest	5,366	65,451	104,178

Total Non-Current Assets	609,533,419	576,228,111	525,729,702	SHAREHOLDERS’ EQUITY	480,090,007	465,168,196	430,736,774

Total Assets	698,625,410	646,668,970	595,252,046	Total Liabilities and Shareholders’ Equity	698,625,410	646,668,970	595,252,046

The accompanying notes and schedules are an integral part of these financial statements

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Income

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

	December 31, 2004 (Notes 1, 2 and 3)	December 31, 2003 (Notes 1, 2 and 3)
	Pesos	Pesos
Sales
Crops	11,236,161	8,793,868
Beef cattle	18,690,480	12,165,707
Milk	1,567,574	1,831,837
Feed Lot	1,390,251	4,398,817
Others	2,358,210	2,208,215

Total Sales	35,242,676	29,398,444

Cost of sales (Schedule F)
Crops	(11,391,820)	(7,143,937)
Beef cattle	(14,691,109)	(9,124,948)
Milk	(876,965)	(396,276)
Feed Lot	(1,258,982)	(3,851,046)
Others	(580,398)	(671,997)

Total cost of sales	(28,799,274)	(21,188,204)

Gross income	6,443,402	8,210,240

Selling expenses (Schedule H)	(2,506,807)	(2,192,027)
Administrative expenses (Schedule H)	(3,132,965)	(3,546,056)
Net gain on sale of farms	—	1,669,470
Gain from inventory holdings (Schedule F)	6,254,786	1,345,036

Operating income	7,058,416	5,486,663

Financial results
Generated by assets:
Exchange differences and discounts	6,847	8,181,406
Interest income	222,693	122,269
Bad debts (Schedule E)	—	29,928
Reference stabilization index (CER)	—	(302,619)
Tax on debts and credits	(673,530)	(558,327)
Convertible Bonds purchase interest	5,473,411	5,846,354
Others	159,180	7,138

	5,188,601	13,326,149

Generated by liabilities:
Reference stabilization index (CER)	1,653	(2,795)
Interest expense	(102,488)	(4,734)
Financial expenses
Convertible Bonds issued interest	(5,160,478)	(5,625,121)
Others	(1,158,260)	(778,532)
Exchange differences and discounts	(963,859)	(6,312,762)

	(7,383,432)	(12,723,944)

Other expenses
Gains from others fixed assets sales	22,061	251,561
Others	(3,328,555)	5,434

	(3,306,494)	256,995

Income from related companies	14,087,524	2,102,625
Management fees	(1,059,305)	(529,129)

Income before income tax and minority interest	14,585,310	7,919,359

Income tax expense	(5,111,658)	(3,259,735)
Minority interest	60,085	102,532

Net income for the period	9,533,737	4,762,156

The accompanying notes and schedules are an integral part of these financial statements

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Cash Flow

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

	December 31, 2004 (Notes 1, 2 and 3)	December 31, 2003 (Notes 1, 2 and 3)
	Pesos	Pesos
Changes in funds
Funds at the beginning of the year	13,138,533	21,837,823
Funds at the end of the period	27,831,763	21,376,305

Net increase (decrease) in funds	14,693,230	(461,518)
Causes of changes in funds
Operations activities
Income for the period	9,533,737	4,762,156
Liabilities interest	5,911,384	5,625,120
Income tax	5,111,658	3,047,982
Adjustments made to reach net funds from operations activities
Results from interest in related companies	(14,087,524)	(2,102,625)
Minority interest	(60,085)	(102,532)
Increase in allowances and reserves	3,648,938	2,306,749
Amortization and depreciation	1,765,735	1,837,383
Results from inventory holdings	(6,254,786)	(1,345,036)
Financial results	(4,817,103)	(4,677,012)
Result from sale of fixed assets	(22,061)	(1,921,031)
Changes in operating assets and liabilities
Increase in current investments	5,362,711	5,707,778
(Decrease) increase in trade accounts receivable	(1,128,927)	1,496,244
Increase in other receivables	6,368,304	(4,567,719)
Decrease in inventories	(10,691,110)	(9,272,155)
Decrease in social securities contributions and taxes payable and advances to customers	(842,975)	(3,206,887)
Decrease in trade accounts payable	(1,753,973)	(2,618,599)
Dividends collected	981,315	1,104,139
Increase (decrease) in other debts	3,010,044	(2,696,206)

Net fund provided by (applied to) operations activities	2,035,282	(6,622,251)

Investment activities
Increase in permanent investments	(1,502,678)	(1,199,672)
Increase in interest in related companies	(7,418,437)	(5,204,531)
Acquisition and upgrading of fixed assets	(4,919,680)	(3,217,599)
Sale of fixed assets	247,562	4,677,982

Net funds applied to investment activities	(13,593,233)	(4,943,820)

Financing activities
Exercise of Warrant	4,474,246	19,258,074
Dividends paid	(3,000,000)	(1,500,000)
Exercise of rights offering on treasury stock	173,200	319,437
Increase in financial loans	36,468,450	—
Decrease in financial loans	(11,864,715)	(5,667,108)
Issuance expenses of Convertible Bonds	—	(1,305,850)

Net funds provided by financing activities	26,251,181	11,104,553

Net increase (decrease) in funds	14,693,230	(461,518)

Items not involving changes in funds
Transfer of inventory to fixed assets	503,848	37,228
Repayment of financial loans through issue of stock by exercise of conversion right	3,740,628	16,097,982

Complementary information
Interest paid	5,108,487	5,669,516
Income tax expense paid	385,077	854,224

The accompanying notes and schedules are an integral part of these financial statements

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03, 441/03 and 459/04 of the Comisión Nacional de Valores, which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Balance Sheet as of December 31, 2004 and 2003 and the Statements of Income and the Statements of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules, discontinuation of adjustment for inflation and application of proportional consolidation for investments in which it has joint control (see Note 1.b and 1.c to the unaudited basic financial statements).

As from this period, the Company has applied Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Cactus Argentina S.A. as of December 31, 2004 and 2003 have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation.

For purposes of comparability, reclassifications have been made on the information at December 31, 2003 and June 30, 2004.

These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
JOINT CONTROL
Cactus Argentina S.A.	50.00

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the unaudited basic financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Cash	65,568	77,971	74,323
Foreign currency (Schedule G)	294,718	54,211	37,820
Patacones currency	73	39	—
Local currency checking account	631,400	4,961,714	1,207,040
Patacones currency checking account	22	22	22
Foreign currency checking account (Schedule G)	9,055,590	1,220,084	18,970,354
Local currency saving account	9,897	12,295	18,855
Foreign currency saving account (Schedule G)	16,610,427	5,949,506	32,424
Checks to be deposited	417,774	473,924	215,178

	27,085,469	12,749,766	20,556,016

b.	Investments and Goodwill

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Investment
Investment (Schedule C and G)	2,358,471	1,874,997	2,472,098

	2,358,471	1,874,997	2,472,098

Investment
Investment from related companies (Schedule C)	291,220,422	260,419,568	206,067,742

	291,220,422	260,419,568	206,067,742

Other investments
Other investments (Schedule C and G)	134,949,064	132,962,608	146,354,259

	134,949,064	132,962,608	146,354,259

Goodwill
Goodwill (Schedule C)	(36,326,481)	(25,869,346)	(19,931,610)

	(36,326,481)	(25,869,346)	(19,931,610)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c.	Trade accounts receivable

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Accounts receivable in local currency	5,885,829	5,579,474	6,510,559
Less:
Provision for defaulting debtors (Schedule E)	(373,535)	(412,067)	(449,197)
Accounts receivable in foreign currency (Schedule G)	956,193	3,983	78,202
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Cactus Argentina S.A.	15,298	95,472	71,453
Alto Palermo S.A.	—	87,359	40,003
IRSA Inversiones y Representaciones Sociedad Anónima	—	637	18,371

	6,483,785	5,354,858	6,269,391

d.	Other receivables and prepaid expenses

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Prepaid leases	30,727	4,465,136	32,016
Tax on Minimum Hypothetical Income (Note 2.p.)	8,368	61,086	61,607
Guarantee deposits and premiums (Schedule G)	315,433	2,188,998	1,448,794
Secured by mortgage (Schedule G)	1,055,695	1,033,997	1,061,931
Prepaid expenses	1,113,756	897,192	446,759
Expenses to recover	—	—	39,387
Deferred tax	—	—	30,377
Tax prepayments (net of accrual)	3,610,634	3,793,343	2,966,567
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Cactus Argentina S.A.	677,164	673,200	668,993
Agro-Uranga S.A.	234,279	—	—
Credits to employees	35,542	37,751	43,020
Shareholders	—	1,711,833	455,583
Others (Schedule G)	331,608	156,817	602,609

	7,413,206	15,019,353	7,857,643

Non-current
Secured by mortgage (Schedule G)	—	—	1,008,000
Value Added Tax	5,180,327	3,847,020	2,129,515
Tax on Minimum Hypothetical Income	99,148	56,450	815,556
Deferred tax	76,668	40,193	—
Others	2,603	5,115	8,468

	5,358,746	3,948,778	3,961,539

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e.	Inventories

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Livestock	16,954,543	18,829,580	15,664,891
Crops	4,803,409	8,639,910	3,782,649
Unharvested crops	20,090,681	1,603,897	9,374,173
Seeds and fodder	170,057	241,516	139,344
Materials and others	3,410,623	4,686,649	2,141,665
Advances to suppliers	321,747	1,440,333	1,264,474

	45,751,060	35,441,885	32,367,196

Non-Current
Livestock	50,872,903	44,740,030	39,315,176

	50,872,903	44,740,030	39,315,176

f.	Trade accounts payable

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Suppliers in local currency	4,178,801	4,746,787	2,732,591
Suppliers in foreign currency (Schedule G)	2,839,943	1,133,055	993,622
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	6,341	5,349	—
Alto Palermo S.A.	44,233	175,133	38,931
IRSA Inversiones y Representaciones S.A.	116,259	1,108	35,378
Cactus Argentina S.A.	265,108	943,989	224,345
Estudio Zang, Bergel & Viñes	23,486	81,646	15,757
Fundación IRSA	1,177,988	1,177,988	460,642
Directors	43,543	3,471	967
Accrual for other expenses (Schedule G)	2,685,005	2,358,474	2,975,595
Accrual for cereal expenses	295,130	213,177	200,955

	11,675,837	10,840,177	7,678,783

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g.	Loans

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Local financial loans (Note 16) (Schedule G)	37,220,355	6,757,677	—
Convertible Bonds 2007 Interest payable (Schedule G)	592,928	589,239	612,819
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Shareholders	792,845	740,021	767,329
Directors	252	3,324	3,363

	38,606,380	8,090,261	1,383,511

Non Current
Convertible Bonds 2007 (Schedule G)	53,363,537	56,416,538	57,451,821
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Shareholders	71,356,061	70,853,048	71,937,067
Directors	22,640	318,281	315,268
Convertible Bonds 2007 expenses	(1,456,461)	(1,706,993)	(2,034,013)

	123,285,777	125,880,874	127,670,143

h.	Salaries and social security payable

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Vacation, statutory annual bonus allowance	687,495	1,070,155	482,590
Social security administration	192,804	196,017	163,380
Salaries payable	1,642	192,632	125,796
Health care scheme	2,657	2,533	1,979
Others	10,894	14,036	6,870

	895,492	1,475,373	780,615

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i.	Taxes payable

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Accrual for income tax	2,669,428	4,648,244	258,129
Advances to Income tax	—	(2,808,338)	—
Tax on Minimum Hypothetical Income	102,270	24,135	788,336
Value added tax	21,445	17,962	106,181
Property tax payable	80,613	103,284	89,746
Taxes withheld for income tax	68,500	188,125	35,059
Sales tax payable	(183,098)	91,306	170,066
Taxes withheld-Gross sales tax payable	128,575	(80,728)	(87,300)
Taxes withheld-Value added tax payable	57	18,932	31,485
Others (1)	1,606,262	3,610	2,399

	4,494,052	2,206,532	1,394,101

Non-current
Deferred tax	28,774,261	26,213,217	24,181,231

	28,774,261	26,213,217	24,181,231

(1)	Including Personal Assets Tax of shareholders.

j.	Other debts

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Advances to customers (Schedule G)	8,718,400	4,432,500	—
Accrual for Management fees	1,059,305	1,537,173	529,129
Loan to FYO minority shareholders	134,196	134,196	134,196
Cactus Argentina S.A.	102,865	—	—
Cactus Feeders Inc.	512,092	550,177	610,057
Others	232,053	35,516	10,001

	10,758,911	6,689,562	1,283,383

Non-current
Guarantee deposit	1,000	1,000	1,000
Allowances	38,327	38,327	38,327

	39,327	39,327	39,327

Cresud Sociedad Anonina

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

a)	Assets based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2004	June 30, 2004	December 31, 2003	December 31, 2004	June 30, 2004	December 31, 2003	December 31, 2004	June 30, 2004	December 31, 2003
3rd quarter 2004/2003 financial year	—	—	1,560,891	—	—	6,125,771	—	—	3,939,610
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	1,618
1st quarter 2005/2004 financial year	—	—	—	—	4,246,050	—	—	3,271,016	1,642
2nd quarter 2005/2004 financial year	—	1,388,504	—	—	—	—	—	100,699	66,043
3rd quarter 2005/2004 financial year	—	—	—	6,451,657	—	—	(40,648)	296,954	1,016,118
4th quarter 2005/2004 financial year	1,499,204	—	—	—	—	—	623,767	307,543	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—	7,090	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	1,828,422	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—	1,703	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	99,148	17,154	781,368
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	4,765	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	134,928,347	132,941,891	146,333,542	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	859,267	486,493	911,207	32,128	1,108,808	143,620	4,994,575	11,043,141	3,848,730
With no stated non-current term	20,717	20,717	20,717	—	—	—	5,257,895	3,926,859	2,164,053

Total	137,307,535	134,837,605	148,826,357	6,483,785	5,354,858	6,269,391	12,771,952	18,968,131	11,819,182

b)	Assets classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrued	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	December 31, 2004	June 30, 2004	December 31, 2003	December 31, 2004	June 30, 2004	December 31, 2003	December 31, 2004	June 30, 2004	December 31, 2003
At fixed interest rate	134,928,347	132,941,891	146,333,542	—	—	—	870,069	3,535,277	2,328,050
At variable interest rate	859,267	486,493	911,207	—	—	—	1,912,383	2,307,257	571,094
Non-interest bearing	1,519,921	1,409,221	1,581,608	6,483,785	5,354,858	6,269,391	9,989,500	13,125,597	8,920,038

Total	137,307,535	134,837,605	148,826,357	6,483,785	5,354,858	6,269,391	12,771,952	18,968,131	11,819,182

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

a)	Liabilities based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003
3rd qtr. 04/03 financial year	—	—	7,656,361	—	—	1,383,511	—	—	780,615	—	—	1,118,847	—	—	545,969
4th qtr. 04/03 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,643
1st qtr. 05/04 financial year	—	11,750,406	—	—	6,757,677	—	—	1,406,519	—	—	342,491	—	—	1,552,956	2,643
2nd qtr. 05/04 financial year	—	3,471	967	—	1,332,584	—	—	68,854	—	—	1,864,041	265,098	—	11,498	2,643
3rd qtr. 05/04 financial year	11,207,197	—	—	22,353,572	—	—	531,148	—	—	227,040	—	—	1,948,431	7,666	—
4th qtr. 05/04 financial year	—	—	—	1,386,025	—	—	23,670	—	—	1,594,461	—	—	5,663,591	4,585,412	—
1st qtr. 06/05 financial year	—	—	—	14,866,783	—	—	340,674	—	—	—	—	—	—	—	—
2nd qtr. 06/05 financial year	—	—	—	—	—	—	—	—	—	2,672,551	—	—	1,747,984	—	—
3rd qtr. 06/05 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th qtr. 06/05 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st qtr. 07/08 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd qtr. 07/06 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
3rd qtr. 07/06 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th qtr. 07/06 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd qtr. 08/07 financial year	—	—	—	123,285,777	125,880,874	127,670,143	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	10,156	—	37,448	32,617
With no stated current term	468,640	(913,700)	21,455	—	—	—	—	—	—	—	—	—	1,398,905	494,582	696,868
With no stated non-current term	—	—	—	—	—	—	—	—	—	28,774,261	26,213,217	24,181,231	39,327	39,327	39,327

Total	11,675,837	10,840,177	7,678,783	161,892,157	133,971,135	129,053,654	895,492	1,475,373	780,615	33,268,313	28,419,749	25,575,332	10,798,238	6,728,889	1,322,710

b)	Liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrued	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003
At fixed interest rate	—	—	—	161,962,593	132,638,551	127,670,143	—	—	—	—	—	—	1,904,861	2,349,579	148,706
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	100,133
Non-interest bearing	11,675,837	10,840,177	7,678,783	(70,436)	1,332,584	1,383,511	895,492	1,475,373	780,615	33,268,313	28,419,749	25,575,332	8,793,244	4,379,310	1,174,004

Total	11,675,837	10,840,177	7,678,783	161,892,157	133,971,135	129,053,654	895,492	1,475,373	780,615	33,268,313	28,419,749	25,575,332	10,798,238	6,728,889	1,322,710

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is a conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 of the basic financial statements, exercise their right to convert into stock the tittles they bear.

	December 31, 2004	December 31, 2003
Average appraised stock in circulation	151,044,430	126,260,350
Average appraised diluted ordinary stock	321,214,392	321,214,392

	December 31, 2004	December 31, 2003
Earnings for the calculation of basic earnings per share	9,533,737	4,762,156
Exchange differences	895,000	6,351,172
Financing expenses	5,401,152	6,385,641
Income tax	(2,055,220)	(4,157,613)
Management fees	(424,093)	(857,920)
Earnings for the calculation of diluted earnings per share	13,350,576	12,483,436

BASIC Earnings per share	December 31, 2004	December 31, 2003
Earnings	9,533,737	4,762,156
Number of shares	151,044,430	126,260,350
Earnings per share	0.06	0.04

DILUTED Earnings per share	December 31, 2004	December 31, 2003
Earnings	13,350,576	12,483,436
Number of shares	321,214,392	321,214,392
Earnings per share	0.04	0.04

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of December 31, 2004:

Description	Crops	Beed Cattle	Milk	Feed Lot	Others	Without especific allocation	Total
Sales	11,236,161	18,690,480	1,567,574	1,390,251	2,358,210	—	35,242,676
Assets	90,698,881	124,725,397	10,625,415	4,299,093	885,413	467,391,211	698,625,410
Liabilities	6,225,253	1,635,917	132,597	1,106,071	324,540	209,105,659	218,530,037
Fixed asset additions	1,005,637	675,197	1,084,530	104,821	28,354	2,021,141	4,919,680
Depreciation of fixed assets	696,971	495,815	94,141	149,890	34,469	294,449	1,765,735
Income from related companies	387,458	12,777	55,212	—	254,052	13,378,025	14,087,524

As of December 31, 2003:

Description	Crops	Beed Cattle	Milk	Feed Lot	Others	Without especific allocation	Total
Sales	8,793,868	12,165,707	1,831,837	4,398,817	2,208,215	—	29,398,444
Assets	93,874,367	133,351,330	10,086,765	5,580,174	1,259,864	351,099,546	595,252,046
Liabilities	4,063,420	1,573,546	9,024	2,001,098	973,166	155,790,840	164,411,094
Fixed asset additions	2,291,544	453,614	66,356	175,677	63,103	167,305	3,217,599
Depreciation of fixed assets	728,932	582,124	48,862	113,826	25,699	91,515	1,590,958
Amortization of intangible assets	—	—	—	—	246,425	—	246,425
Income from related companies	514,687	23,415	70,977	—	(329,840)	1,823,386	2,102,625

NOTE 8:	SALE OF FARMS

On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A. three properties owned by it located in the district of Santo Domingo, department of La Paz, Province of Catamarca, with a total area of 5,997 hectares, for an amount of US$ 430,000, fully paid as of the date of execution of the deed. This sale generated a gain of Ps. 583,406 (Pesos Five hundred eighty three thousand four hundred and six).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Fixed Assets

Corresponding to the period beginning as from July 1, 2004 and ended on December 31, 2004 comparative with the year ended on June 30, 2004 and with the period ended on December 31, 2003

(Notes 1, 2, and 3)

Schedule A

Principal Account	Value at the beginning of the year	Additions and/or transfers	Deductions and/or transfers	Value at the end of period/year	Depreciation					Net carrying value at December 31, 2004	Net carrying value at June 30, 2004	Net carrying value at December 31, 2003
					Rate%	Accumulated at the beginning of the year	Decrease of the period/ year	Current period/ year	Accumulated at the end of period/year
	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Real estate	124,620,756	352,353	—	124,973,109	—	—	—	—	—	124,973,109	124,620,756	121,966,864
Wire fences	5,253,545	—	—	5,253,545	3	1,228,003	—	86,213	1,314,216	3,939,329	4,025,542	4,111,781
Watering troughs	3,712,614	999	—	3,713,613	5	1,032,887	—	90,391	1,123,278	2,590,335	2,679,727	2,735,601
Alfalfa fields and meadows	2,169,597	316,797	—	2,486,394	12-25-50	1,443,928	—	225,494	1,669,422	816,972	725,669	907,638
Buildings and constructions	5,676,309	118,986	—	5,795,295	2	1,980,142	—	50,466	2,030,608	3,764,687	3,696,167	3,644,152
Machinery	8,432,336	9,335	34,177	8,407,494	10	5,722,682	29,397	392,031	6,085,316	2,322,178	2,709,654	3,113,984
Vehicles	1,345,118	249,588	105,098	1,489,608	20	695,065	62,006	129,803	762,862	726,746	650,053	417,933
Tools	193,361	1,450	—	194,811	10	130,040	—	7,350	137,390	57,421	63,321	66,181
Furniture and equipment	1,048,119	41,473	—	1,089,592	10	669,664	—	54,305	723,969	365,623	378,455	357,270
Corral and leading lanes	652,931	3,667	—	656,598	3	131,165	—	10,833	141,998	514,600	521,766	519,547
Roads	1,191,255	2,146	—	1,193,401	10	668,531	—	59,692	728,223	465,178	522,724	585,164
Facilities	7,485,195	19,163	32,946	7,471,412	10-20-33	3,589,058	—	390,334	3,979,392	3,492,020	3,896,137	2,878,137
Computer equipment	1,393,473	210,751	296	1,603,928	20	1,110,169	296	92,708	1,202,581	401,347	283,304	278,213
Silo plants	1,169,114	—	—	1,169,114	5	315,645	—	31,537	347,182	821,932	853,469	882,114
Feed Lot	3,815,528	104,821	—	3,920,349	—	1,176,189	—	144,578	1,320,767	2,599,582	2,639,339	2,480,935
Constructions in progress	11,585,564	3,487,918	—	15,073,482	—	—	—	—	—	15,073,482	11,585,564	4,876,039
Advances to suppliers	174,826	504,081	144,683	534,224	—	—	—	—	—	534,224	174,826	17,831

Total at December 31, 2004	179,919,641	5,423,528	317,200	185,025,969		19,893,168	91,699	1,765,735	21,567,204	163,458,765

Total at June 30, 2004	170,555,220	15,571,176	6,206,755	179,919,641		19,622,754	3,297,090	3,567,504	19,893,168		160,026,473

Total at December 31, 2003	170,555,220	3,254,827	4,851,337	168,958,710		19,622,754	2,094,386	1,590,958	19,119,326			149,839,384

19

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Intangible Assets

Corresponding to the period beginning as from July 1, 2004 and ended on December 31, 2004 comparative with the year ended on June 30, 2004 and with the period ended on December 31, 2003

(Notes 1, 2, and 3)

Schedule B

Principal Account	Value at the beginning of the year and end of the period	Amortization				Net carrying value at December 31, 2004	Net carrying value at June 30, 2004	Net carrying value at December 31, 2003
		Accumulated at the beginning of the year	Current year		Accumulated at the end of the period/ year
			Rate %	Amount
	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos
Development expenditures	1,410,368	1,410,368	33.33	—	1,410,368	—	—	117,532
Organization expenses	448,818	448 818		—	448 818	—	—	—
Brands and patents	18,938	18,938		—	18,938	—	—	5,680

Total at December 31, 2004	1,878,124	1,878,124		—	1,878,124	—

Total at June 30, 2004	1,878,124	1,508,487		369,637	1,878,124		—

Total at December 31, 2003	1,878,124	1,508,487		246,425	1,754,912			123,212

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Investments

Corresponding to the period beginning as from July 1, 2004

and ended on December 31, 2004

comparative with the year ended on June 30, 2004 and with the period ended on December 31, 2003

(Notes 1, 2, and 3)

Schedule C

						INFORMATION ON THE ISSUER
							Latest financial statements
Type and characteristics of the securities	Amount	Value at December 31, 2004	Value at June 30, 2004	Value at December 31, 2003	Market value	Principal activity	Capital	Income for the period	Shareholders’ Equity
		Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos
Current Investments
Mutual Funds
Fondo especial Banco Rio in pesos	369,108	83,626	57,122	—	0.223842
Fondo plazo fijo Banco Rio in dollars	1,862	2,523	4,081	3,999	2.295653

		86,149	61,203	3,999

Notes and Convertible Bonds
Interest of Convertible Bonds 2007- IRSA (US$)
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties
IRSA Inversionesy Representaciones SA		1,499,204	1,388,504	1,560,891
Bonos Global 2010	110,000	112,343	97,096	90,288	1.021300
Bocon Pro 1	157,647	630	630	630	0.003996

		1,612,177	1,486,230	1,651,809

Deposits in local banks in pesos		—	—	816,290

		—	—	816,290

Deposits in foreign banks in dollars		660,145	327,564	—

		660,145	327,564	—

Total current investments		2,358,471	1,874,997	2,472,098

Non-current investments
Related companies Law N° 19,550 Section 33 AGRO-URANGA S. A.					unlisted	Agricultural and livestock	2,500,000	1,551,749	13,035,586
Shares	893,069	4,523,238	5,230,031	4,313,051
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		15,710,253	16,417,046	15,500,066

IRSA Inversiones y Representaciones S.A.
Shares	69,242,276	275,510,169	244,002,522	190,567,676	listed	Real state	261,520,248	56,756,060	1,040,570,752

		275,510,169	244,002,522	190,567,676

	Subtotal	291,220,422	260,419,568	206,067,742

Other Investments
Convertible Bonds 2007 - IRSA (US$)
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties.
IRSA Inversiones y Representaciones S.A.	45,293,168	134,928,347	132,941,891	146,333,542
Coprolan		20,717	20,717	20,717	unlisted

	Subtotal	134,949,064	132,962,608	146,354,259

Goodwill
Goodwill		329,838	659,676	989,514
IRSA negative goodwill		(36,656,319)	(26,529,022)	(20,921,124)

	Subtotal	(36,326,481)	(25,869,346)	(19,931,610)

Total non-current investments		389,843,005	367,512,830	332,490,391

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Allowances

Corresponding to the period beginning as from July 1, 2004 and ended on December 31, 2004 comparative with the year ended on June 30, 2004 and with the period ended on December 31, 2003

(Notes 1, 2, and 3 )

Schedule E

Item	Opening balances	Deductions	Value at December 31, 2004	Value at June 30, 2004	Value at December 31, 2003
	Pesos	Pesos	Pesos	Pesos	Pesos
Deducted from asset
Defaulting debtors	412,067	(38,532)	373,535	412,067	449,197
Included in liabilities
Allowances
For pending lawsuits (1)	38,327	—	38,327	38,327	38,327

Total at December 31, 2004	450,394	(38,532)	411,862

Total at June 30, 2004	517,452	(67,058)		450,394

Total at December 31, 2003	517,452	(29,928)			487,524

(1)	Included in Non-Current Other debts

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Cost of sales

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Others		Others		Total
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003	December 31, 2004		December 31, 2003
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Inventories at the beginning of the year
Beef cattle	—	—	59,418,980	48,848,045	4,150,630	2,294,684	—	—	—	—	63,569,610		51,142,729
Crops	8,639,910	6,301,776	—	—	—	—	—	—	—	—	8,639,910		6,301,776
Unharvested crops	1,603,897	1,112,230	—	—	—	—	—	—	—	—	1,603,897		1,112,230
Seeds and fodder	—	—	134,870	112,516	103,508	58,969	—	—	3,138		241,516		171,485
Materials	3,842,219	1,222,255	—	—	44,982	33,362	601,626	145,137	197,822	246,069	4,686,649		1,646,823

	14,086,026	8,636,261	59,553,850	48,960,561	4,299,120	2,387,015	601,626	145,137	200,960	246,069		78,741,582		60,375,043
Holding results	—	—	5,995,616	1,115,586	259,170	229,450	—	—	—	—		6,254,786		1,345,036
Commodities market results	2,088,522	753,010	—	—	—	—	57,784	—	—	—		2,146,306		753,010
Transfer of Inventories to expenses	(149,403)	(164,529)	(35)	33,580	—	—	—	(64,832)	(23,501)	—		(172,939)		(195,781)
Transfer of Inventories to fixed assets	(464,153)	(35,860)	—	—	—	—	—	—	(39,695)	(1,367)		(503,848)		(37,227)
Transfer of Unharvested crops to expenses	(6,646,273)	(2,783,694)	(136,871)	(149,777)	(376,780)	(204,552)	—	—	(262,674)	(283,890)		(7,422,598)		(3,421,913)
Recovery of Inventories	—	—	101,950	139,734	(101,950)	(139,734)	—	—	—	—		—		—
Purchases	25,562,280	11,876,012	3,118,043	4,153,319	398,128	563,961	537,075	3,942,326	416,257	277,057		30,031,783		20,812,675
Operating expenses (Schedule H)	4,562,016	3,397,918	9,535,065	6,660,866	976,650	933,330	389,831	331,666	562,856	651,479		16,026,418		11,975,259
Less:
Inventories at the end of the period
Beef cattle	—	—	(63,387,666)	(51,726,196)	(4,439,780)	(3,253,871)	—	—	—	—	(67,827,446)		(54,980,067)
Crops	(4,803,409)	(3,782,649)	—	—	—	—	—	—	—	—	(4,803,409)		(3,782,649)
Unharvested crops	(20,090,681)	(9,374,173)	—	—	—	—	—	—	—	—	(20,090,681)		(9,374,173)
Seeds and fodder	—	—	(88,843)	(62,725)	(78,055)	(76,619)	—	—	(3,159)	—	(170,057)		(139,344)
Materials	(2,753,105)	(1,378,359)	—	—	(59,538)	(42,704)	(327,334)	(503,251)	(270,646)	(217,351)	(3,410,623)	(96,302,216)	(2,141,665)	(70,417,898)

Cost of Sales	11,391,820	7,143,937	14,691,109	9,124,948	876,965	396,276	1,258,982	3,851,046	580,398	671,997		20,799,274		21,188,204

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Foreign currency assets and liabilities

Corresponding to the period beginning as from July 1, 2004

and ended on December 31, 2004

comparative with the year ended on June 30, 2004 and with the period ended on December 31, 2003

(Notes 1, 2, and 3)

Schedule G

	December 31, 2004				June 30, 2004			December 31, 2003
Item	Type and amount of foreign currency		Current exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign
			Pesos	Pesos			Pesos	currency		Pesos
Current Assets
Cash and banks
Cash and banks	US$	8,833,186	2.94	25,960,735	US$	2,475,600	7,223,801	US$	6,611,319	19,040,598
Investments:
Mutual funds	US$	858	2.94	2,523	US$	1,399	4,081	US$	1,389	3,999
Interest of Convertible Bonds 2007-IRSA
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones Sociedad Anónima	US$	503,257	2.98	1,499,204	US$	469,406	1,388,504	US$	541,976	1,560,891
Deposits in local banks	US$	—	2.94	—	US$	112,256	327,564	US$	175,210	504,605
Deposits in foreign banks	US$	224,616	2.94	660,145	US$	—	—	US$	—	—
Trade accounts receivable
Accounts receivable	US$	325,346	2.94	956,193	US$	1,365	3,983	US$	27,153	78,202
Other receivables and prepaid expenses:
Secured by mortgages	US$	359,202	2.94	1,055,695	US$	354,351	1,033,997	US$	368,726	1,061,931
Guarantee deposits	US$	107,327	2.94	315,433	US$	750,171	2,188,998	US$	502,324	1,446,694
Non Current Assets
Other receivables and prepaid expenses:
Secured by mortgages	US$	—		—	US$	—	—	US$	350,000	1,008,000
Investments:
Convertible Bonds 2007-IRSA
Subsidiaries related companies Law N° 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones Sociedad Anónima	US$	45,293,168	2.98	134,928,347	US$	44,943,168	132,941,891	US$	49,943,188	146,333,542

Total Assets	US$	55,646,960		165,378,275	US$	49,107,716	145,112,819	US$	58,521,285	171,038,462

Current liabilities
Trade account payable:
Suppliers	US$	953,321	2.98	2,839,943	US$	383,048	1,133,055	US$	339,120	993,622
Accrual for other expenses	US$	870,929	2.98	2,129,666	US$	499,662	1,477,683	US$	155,191	454,710
Loans:
Local financial loans	US$	4,068,000	2.98	12,118,572	US$	—	—	US$	—	—
Interest of Convertible Bonds 2007	US$	199,036	2.98	592,928	US$	199,202	589,239	US$	209,153	612,819
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
Shareholders	US$	266,145	2.98	792,845	US$	250,176	740,021	US$	261,887	767,329
Directors	US$	85	2.98	252	US$	1,124	3,324	US$	1,148	3,363
Other debts
Advances to customers	US$	1,411,516	2.98	4,204,906	US$	1,500,000	4,432,500	US$	—	—
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
Cactus Argentina S.A.	US$	70,000	2.94	205,730	US$	—	—	US$	—	—
Cactus Feeders Inc.	US$	13,961	2.98	41,590	US$	13,263	39,231	US$	9,076	35,670
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	17,913,238	2.98	53,363,537	US$	19,072,528	56,416,538	US$	19,608,130	57,451,821
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
Shareholders	US$	23,953,025	2.98	71,356,061	US$	23,953,025	70,853,048	US$	24,551,900	71,937,067
Directo rs	US$	7,600	2.98	22,640	US$	107,600	318,281	US$	107,600	315,268

Total Liabilities	US$	49,726,856		147,668,670	US$	45,979,628	136,002,920	US$	45,243,205	132,571,669

US$: US dollars

Cresud Sociedud Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Information submitted in compliance with Section 64, subsection B of Law N° 19,550

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

(Notes 1, 2, and 3)

Schedule H

Items	Total December 31, 2004	Operating Expenses						Expenses		Total December 31, 2003
		Total	Crops	Beef cattle	Milk	Feed Lot	Others	Selling	Administrative
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Directors’ fees	46,408	—	—	—	—	—	—	—	46,408	3,730
Fees and payments for services	608,422	132,330	5,726	84,599	6,875	—	35,130	—	476,092	759,431
Salaries and wages	3,183,508	1,569,861	249,754	830,780	146,061	—	343,266	39,431	1,574,216	3,612,925
Social security contributions	494,327	202,965	81,521	108,932	12,512	—	—	—	291,362	438,033
Taxes, rates and contributions	217,611	191,547	54,344	114,950	15,370	—	6,883	—	26,064	221,269
Gross sales taxes	286,533	—	—	—	—	—	—	286,533	—	288,287
Office and administrative expenses	352,376	73,903	—	1,824	—	—	72,079	1,320	277,153	165,577
Bank commissions and expenses	15,466	15,466	1,891	4,466	182	—	8,927	—	—	22,107
Depreciation of fixed assets	1,765,735	1,613,438	759,378	574,844	100,400	137,349	41,467	—	152,297	1,590,958
Vehicle and travelling expenses	331,332	175,735	58,029	88,155	6,901	—	22,650	8,026	147,571	259,172
Spare parts and repairs	617,545	614,368	311,710	265,241	36,717	—	700	—	3,177	521,117
Insurance	123,954	33,496	13,667	14,317	1,372	—	4,140	—	90,458	161,729
Employees’ benefits	183,077	134,766	21,643	101,090	4,468	—	7,565	144	48,167	80,941
Amortization of intangible assets	—	—	—	—	—	—	—	—	—	246,425
Livestock expenses	7,866,754	7,260,478	—	7,260,478	—	—	—	606,276	—	5,005,637
Dairy farm expenses	643,214	636,126	—	—	636,126	—	—	7,088	—	584,715
Agricultural expenses	4,465,418	2,929,287	2,929,287	—	—	—	—	1,536,131	—	3,040,597
Feed lot expenses	252,482	252,482	—	—	—	252,482	—	—	—	223,531
Silo expenses	41,963	41,963	41,963	—	—	—	—	—	—	123,395
Coal expenses	—	—	—	—	—	—	—	—	—	8,060
Firewood expenses	—	—	—	—	—	—	—	—	—	338
FyO expenses	25,984	4,500	—	—	—	—	4,500	21,484	—	76,680
General expenses	144,081	143,707	33,103	85,389	9,666	—	15,549	374	—	278,688

Total at December 31, 2004	21,666,190	16,026,418	4,562,016	9,535,065	976,650	389,831	562,856	2,506,807	3,132,965	—

Total at December 31, 2003		11,975,259	3,397,918	6,660,866	933,330	331,666	651,479	2,192,027	3,546,056	17,713,342

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as at December 31, 2004, June 30, 2004 and December 31, 2003

	December 31, 2004 (Notes 1 and 2)	June 30,2004 (Notes 1 and 2)	December 31, 2003 (Notes 1 and 2)		December 31,2004 (Notes 1 and 2)	June 30, 2004 (Notes 1 and 2)	December 31, 2003 (Notes 1 and 2)
	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos
ASSETS				LIABILITIES
Current Assets				Current Liabilities
Cash and banks (Note 8.a.)	26,578,404	12,522,961	19,903,682	Debts:
Investments (Note 8.b.)	1,639,729	1,490,311	1,655,808	Trade accounts payable (Note 8.f.)	11,649,093	11,051,036	5,995,956
Trade accounts receivable (Note 8.c.)	6,298,620	3,577,620	3,941,177	Loans (Note 8.g.)	38,606,380	8,090,261	1,383,511
Other receivables and prepaid expenses (Note 8.d.)	7,845,706	15,915,028	8,542,617	Salaries and social security payable (Note 8.h.)	765,705	1,359,719	689,109
Inventories (Note 8.e.)	45,284,709	34,330,261	31,429,530	Taxes payable (Note 8.i.)	4,372,111	1,722,271	959,654

Total Current Assets	87,647,168	67,836,181	65,472,814	Other debts (Note 8.j.)	11,857,335	8,170,624	2,913,384

				Total Debts	67,250,624	30,393,911	11,941,614

Non-Current Assets				Total Current Liabilities	67,250,624	30,393,911	11,941,614

Other receivables and prepaid expenses (Note 8.d. )	5,279,475	4,138,826	3,918,883
Inventories (Note 8.e.)	46,102,732	40,982,536	35,852,040	Non-Current Liabilities
Investments (Note 8.b.)	305,920,570	274,977,554	220,366,049	Loans (Note 8.g.)	123,285,777	125,880,874	127,670,143
Other investments (Note 8.b. )	134,949,064	132,962,608	146,354,259	Taxes payable (Note 8.i.)	27,491,943	25,132,570	23,111,814
Fixed assets, net (Schedule A)	155,026,463	151,547,192	141,427,910	Other debts (Note 8.j.)	480,640	—	—

Subtotal Non-Current Assets	647,278,304	604,608,716	547,919,141	Total Non-Current Liabilities	151,258,360	151,013,444	151,781,957

Goodwill (Note 8.b.)	(36,326,481)	(25,869,346)	(19,931,610)	Total liabilities	218,508,984	181,407,355	162,723,571

Total Non-Current Assets	610,951,823	578,739,370	527,987,531	SHAREHOLDERS’ EQUITY (as per corresponding statement)	480,090,007	465,168,196	430,736,774

Total Assets	698,598,991	646,575,551	593,460,345	Total Liabilities and Shareholders’ Equity	698,598,991	646,575,551	593,460,345

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang First Vice-Chairman serving as Acting Chairman

26

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

	December 31, 2004 (Notes 1 and 2)	December 31, 2003 (Notes 1 and 2)
	Pesos	Pesos
Sales
Crops	11,236,161	8,793,868
Beef cattle	18,129,885	11,071,481
Milk	1,567,574	1,831,837
Other	1,923,693	1,822,775

Total Sales	32,857,313	23,519,961

Cost of sales (Schedule F)
Crops	(11,391,820)	(7,143,937)
Beef cattle	(14,531,019)	(8,386,427)
Milk	(876,965)	(396,276)
Other	(8,554)	(1,418)

Total cost of sale	(26,808,358)	(15,928,058)

Gross income	6,048,955	7,591,903

Selling expenses (Schedule H)	(2,408,431)	(2,102,952)
Administrative expenses (Schedule H)	(2,822,516)	(3,236,153)
Net gain on sale of farms	—	1,085,345
Gain from inventory holdings (Schedule F)	5,744,136	1,240,082

Operating income	6,562,144	4,578,225

Financial results
Generated by assets:
Exchange differences and discounts	38,496	8,182,662
Interest income	223,891	94,913
Bad debts (Schedule E)	—	29,928
Reference stabilization index (CER)	—	(302,136)
Tax on debts and credits	(585,499)	(443,589)
Convertible Bonds purchase interest	5,473,411	5,846,354
Others	82,666	6,625

	5,232,965	13,414,757

Generated by liabilities:
Financial expenses
Convertible Bonds issued interest	(5,160,478)	(5,625,121)
Others	(1,152,651)	(817,230)
Exchange differences and discounts	(947,991)	(6,305,896)

	(7,261,120)	(12,748,247)

Other income and expenses:
Gains from others fixed assets sales	20,061	251,561
Others	(3,315,633)	1,656

	(3,295,572)	253,217

Gain from controlled and related companies	14,229,684	2,483,250
Management fees (Note 5)	(1,059,305)	(529,129)

Income before income tax	14,408,796	7,452,073

Income tax expense (Note 6)	(4,875,059)	(2,689,917)

Net income for the period	9,533,737	4,762,156

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

(Notes 1 and 2)

	Shareholders’ contributions					Retained earnings
	Capital (Note 3)		Inflation adjustment of Common stock	Paid-in capital	Total	Legal reserve	Unappropriated earnings	Total at December 31, 2004	Total at December 31, 2003
Items	Common stock	Treasury stock
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Balances at the beginning of the year	150,532,819	240,000	166,218,124	106,323,100	423,314,043	6,087,440	35,766,713	465,168,196	391,799,125
Subscription of incentive plan (Note 12)	173,200	(173,200)			—		173,200	173,200	319,437
Conversion of bonds in common stock (Note 13)	2,479,890			1,260,738	3,740,628			3,740,628	16,097,982
Exercise of Warrants (Note 13)	2,464,833			2,009,413	4,474,246			4,474,246	19,258,074
Appropriation of profits resolved by Shareholders’ Meeting held on October 31, 2004
Increase in legal reserve						1,605,151	(1,605,151)	—	—
Cash dividends							(3,000,000)	(3,000,000)	(1,500,000)
Net income for the period							9,533,737	9,533,737	4,762,156

Balances at December 31, 2004	155,650,742	66,800	166,218,124	109,593,251	431,528,917	7,692,591	40,868,499	480,090,007	—

Balances at December 31, 2003	146,121,345	253,000	166,218,124	103,644,018	416,236,487	6,087,440	8,412,847		430,736,774

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

	December 31, 2004 (Notes 1 and 2)	December 31, 2003 (Notes 1 and 2)
	Pesos	Pesos
Changes in funds
Funds at the beginning of the year	12,527,042	20,739,345
Funds at the end of the period	26,605,956	19,907,681

Net increase (decrease) in funds	14,078,914	(831,664)
Causes of changes in funds
Operation activities
Income for the period	9,533,737	4,762,156
Liabilities interest	5,911,384	5,625,120
Income tax	4,875,059	2,478,164
Adjustments made to reach net cash flow from operation activities
Results from interest in controlled and related companies	(14,229,684)	(2,483,250)
Increase in allowances and reserves	3,648,938	2,306,749
Depreciation	1,501,016	1,358,544
Results from inventory holdings	(5,744,136)	(1,240,082)
Financial results	(4,817,103)	(4,677,012)
Result from sale of fixed assets	(20,061)	(1,336,906)
Changes in operating assets and liabilities
Decrease in current investments	5,362,711	5,707,778
(Increase) decrease in trade accounts receivable	(2,721,637)	486,106
Decrease (increase) in other receivables	7,101,433	(3,119,130)
Increase in inventories	(10,834,356)	(9,044,234)
Decrease in social securities charges & taxes payable and advances to customers	(459,860)	(3,198,756)
Decrease in trade accounts payable	(1,991,576)	(3,536,008)
Dividends collected	981,315	1,104,139
Increase (decrease) in other debts	3,108,046	(1,195,455)

Net funds provided by (applied to) operation activities	1,205,226	(6,002,077)

Investment activities
Increase in permanent investments	(1,502,678)	(1,199,670)
Increase in interest in related companies	(7,418,437)	(5,204,531)
Acquisition and upgrading of fixed assets	(4,701,940)	(3,043,197)
Sale of fixed assets	245,562	3,513,258

Net funds applied to investment activities	(13,377,493)	(5,934,140)

Financing activities
Exercise of Warrants	4,474,246	19,258,074
Dividends paid	(3,000,000)	(1,500,000)
Exercise of rights offering on treasury stock	173,200	319,437
Increase in financial loans	36,468,450	—
Decrease in financial loans	(11,864,715)	(5,667,108)
Issuance expenses of Convertible Bonds	—	(1,305,850)

Net funds provided by financing activities	26,251,181	11,104,553

Net increase (decrease) in funds	14,078,914	(831,664)

Items not involving changes in funds
Transfer of inventory to fixed assets	503,848	37,227
Repayment of financial loans through issue of stock by exercise of conversion right	3,740,628	16,097,982

Complementary information
Interest paid	5,107,038	5,667,108
Income tax paid	244,857	727,313

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

NOTE 1:	STANDARDS ACCOUNTING

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous fiscal year.

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and the Comisión Nacional de Valores.

b.	New Accounting Standards

The Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires enacted the following technical resolutions: N° 16: “Conceptual regime for professional accounting regulations”; N° 17: “Professional accounting regulations: development of matters of general application”, N° 18: “Professional accounting regulations: development of some matters of particular application” and N° 19 “ Modifications to technical resolutions N° 6, 8, 9, 11 and 14” and N° 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01,C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for fiscal years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The Comisión Nacional de Valores, through Resolution N° 434/03 has adopted such technical resolutions with some exceptions and modifications, which have been in force for fiscal years initiated as from January 1, 2003.

The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments at their current value and the valuation of receivables and payables with no stated rate at their discounted value.

As at February 19, 2003, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, enacted Technical Resolution N° 21 “Proportional value- merge of financial statements- information to provide on related parties” through Resolution M.D. N° 5/2003.

The above mentioned Technical Resolution and the amendments introduced became effective for fiscal years ended as from April 1, 2003. Furthermore, The Comisión Nacional de Valores has adopted such Technical Resolution, through Resolution Nª 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, consequently the Company has considered their application.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 1:	(Continued)

Financial statements corresponding to the six month economic periods ended to December 31, 2004 and 2003 have not been audited yet. The management believes they include all necessary settlements to reasonably show the results of each period. Results for the six month economic periods ended to December 31, 2004 and 2003 do not necessarily reflect the proportion of the company’s result for such complete years.

c.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the Poder Ejecutivo Nacional issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency. Therefore, in accordance with Resolution No. 441 issued by the Comisión Nacional de Valores on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of December 31, 2004, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above, the initial balances at the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001. Transactions subsequent to February 28, 2003 have been recorded at their historical values.

The coefficients prepared based on the domestic wholesale price index, published by the Instituto Nacional de Estadísticas y Censos, have been applied for purposes of the abovementioned restatement of comparative information.

d.	Comparative Information

For comparison purposes, reclassifications have been made as of December 21, 2003 and June 30, 2004.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of current and non-current assets, income taxes, deferred liabilities and allowances for contingencies, accrual for expenses and assets’ recoverable value. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the closing of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at year-end.

d.	Temporary investments

Mutual funds and notes are carried at market value as of period-end.

Temporary investments do not exceed their recoverable value estimated at fiscal period-end.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

g.	Futures and Options

Futures relate to cereal commitments deliverable at a previously agreed price (see Note 4). Premiums collected or paid correspond to options bought or written.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

The assets or liabilities originated in derivatives instruments have been valued at their market value at the closing of the period.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments have been recognized under net income.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the closing of the financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the fiscal period-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the fiscal period-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

3.	Sown lands: Sown lands are valued at the replacement cost of the supplies used, plus expenses accrued as of the closing of the financial statements.

4.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21of the Federación Argentina de Consejos Profesionales de Ciencias Económicas approved by Comisión Nacional de Valores.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

Holdings at December 31, 2004 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	26.48

Consolidated financial statements with Inversiones Ganaderas S.A., Futuros y Opciones.Com and Cactus Argentina S.A. in proportional consolidation of 50% at December 31, 2004 and 2003 are presented as complementary information.

Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years.

As of December 31, 2004, the Company recorded as negative goodwill the difference between the prices of conversions of warrants into IRSA’s shares and the value assigned according to the calculation of the proportional equity value. In such negative goodwill the impact of IRSA’s results from third-party dilutions resulting from the exercise of conversion and warrants for shares will be recognized. Therefore, such amount will not be subject to amortization.

2.	Other Investments

•	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the amount existing at period-end in dollars, at the sellers’ exchange rate plus interest accrued as of the closing date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities, which were valued at their restated cost as of February 28, 2003 (Note 1.c.).

•	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost as of February 28, 2003, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, which was also restated as of that date (Note. 1.c.).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Result from interest in subsidiaries and related companies in the statement of income.

l.	Fixed assets

•	Purchase value:

Valued at cost restated into period-end currency applying the coefficients mentioned in Note 1. c., based on the corresponding dates of origin.

•	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

•	The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the period.

m.	Shareholders’ equity

Initial balances have been restated into period-end currency following the criteria set forth in Note 1.c. Movements for the period are recorded at their historical values.

n.	Results for the period

The results for the period are disclosed in the paid cost.

The income statement shows the financial results, discriminating those generated by assets and those generated by liabilities.

o.	Income Tax

The Company has recognized the income tax liability on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

p.	Tax on minimum hypothetical income

The Company determines the tax on minimum hypothetical income applying the prevailing rate of 1% on computable assets at fiscal period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period will be the higher of these two taxes. However, if the tax on minimum hypothetical income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

q.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized	Subscribed	Paid in
	Pesos	Pesos	Pesos
Common and treasury stock at June 30, 2001	119,669,749	119,669,749	119,669,749
Preferred offering
Fiscal year ended June 30, 2002 (Note 12)	2,353	2,353	2,353
Incentive Plan
Fiscal year 02 (Note 12)	480,000	480,000	480,000
Incentive Plan
Fiscal year 03 (Note 12)	3,559,853	3,559,853	3,559,853
Conversion of bonds in common stock (Note 13)-Fiscal year 2003	386,140	386,140	386,140
Incentive Plan (Note 12) - Fiscal year 04	332,437	332,437	332,437
Conversion of bonds in common stock (Note 13)-Fiscal year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note13)-Fiscal year 2004	12,965,710	12,965,710	12,965,710
Incentive Plan (Note 12)-Fiscal year 05-1st and 2nd quarter	173,200	173,200	173,200
Conversion of bonds in common stock (Note 13)-Fiscal year 2005-1st and 2nd quarter	2,479,890	2,479,890	2,479,890
Exercise of Warrants (Note13)-Fiscal year 2005-1st and 2nd quarter	2,464,833	2,464,833	2,464,833

Common and treasury stock at December 31, 2004	155,650,742	155,650,742	155,650,742

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 3:	(Continued)

As of December 31, 2004, the capital authorized to be publicly offered is formed of 155,650,742 common, book-entry shares of $ 1 par value each and entitled to one vote per share, all of which were outstanding.

NOTE 4:	FUTURES

At December 31, 2004 the Company had arranged futures and options on the futures market as follows:

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	5,440	227.81	(37,979)
Corn	12,700	98.42	(10,874)

OPTIONS – C.B.O.T. - PURCHASE CALL – SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	12,700	86.61	39,248

OPTIONS – C.B.O.T. – PURCHASE PUT – SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	2,720	205.77	37,979

FUTURES – C.B.O.T. — SEASON 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn-sell	12,700	93.57	(1,188,312)

As of December 2004 and 2003, the Company charged to income Ps. 2,088,522 and Ps. 753,010, respectively, in connection with the transactions closed during such periods. These results are disclosed combining the cost of grains in one line of Schedule F.

At December 31, 2003 the Company had arranged futures and options on the forward market as follows:

OPTIONS – C.B.O.T. – SELL CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	13,600	323.35	(99,944)
Corn	17,780	106.29	(33,598)
Wheat	14,960	168.35	(58,467)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 4:	(Continued)

OPTIONS – C.B.O.T. – PURCHASE CALL - SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	10,880	293.95	135,124
Corn	45,720	90.55	305,984
Wheat	14,960	146.64	176,900

OPTIONS – C.B.O.T. – SELL PUT - SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	10,880	252.62	(127,928)
Corn	45,720	94.48	(102,595)
Wheat	14,960	142.63	(56,468)

OPTIONS – C.B.O.T.-PURCHASE PUT - SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	13,600	264.56	199,887

OPTIONS – SELL CALL – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$
Corn	3,100	100.26	(14,923)

OPTIONS – SELL PUT – SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	200	100.00	(630)

FUTURES – C.B.O.T. - SEASON 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Corn-purchase	3,100	89.00	287,959

(1)	Strike price without deducting expenses.

(2)	Premiums paid (collected).

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 5:	(Continued)

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Article N° 271 of Law N° 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

In relation to this issue, the financial statements as of December 31, 2004 and December 31, 2003 includes a charge in the Statement of Income of Ps. 1,059,305 and a Ps. 529,129 respectively and the same provision for this periods.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the development and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of December 31, 2004:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,224,649	20	1,191	2,225,860
Charge to results	(20,840)	—	80,289	59,449

Closing Balance	2,203,809	20	81,480	2,285,309

•	Deferred liabilities as of December 31, 2004:

	Fixed Assets	Inventories	Investments	Accrual	TOTAL
Initial Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	(27,358,430)
Charge to results	106,320	(1,062,968)	(1,509,122)	46,947	(2,418,823)

Closing Balance	(13,415,841)	(12,608,426)	(2,730,111)	(1,022,875)	(29,777,253)

As of December 31, 2004, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 27,491,944.

Below is a conciliation between the Income Tax charged to Income and that which would result from applying the prevailing tax rate on the Income for accounting purposes:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 6:	(Continued)

Description	December 31, 2004	December 31, 2003
Income before income tax	14,408,796	7,452,073
Tax rate	35%	35%

Net results at tax rates:	5,043,079	2,608,226
Permanent differences at tax rate:
Restatement into constant currency	62,175	724,011
Penalties	159	847
Donations	—	(92,333)
Amortization FYO Goodwill	55,643	55,066
Result from purchase and sale of stock	2,066,984	244,230
Loss from controlled and related companies	(4,980,389)	(869,138)
Personal asset tax	1,157,197	—
Conversion of bonds in common stock	1,509,585	—
Miscellaneous permanent differences	(39,374)	19,008

	4,875,059	2,689,917

During this period the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 2,203,809 and may be offset against taxable income of future fiscal years, as follows:

Origination year	Amount	Expiration Year
2003	2,003,809	2008

•	Deferred assets as of December 31, 2003:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,257,116	(6,335)	250,802	2,501,583
Charge to income	66,425	(10,475)	(253,313)	(197,363)

Closing Balance	2,323,541	(16,810)	(2,511)	2,304,220

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 6:	(Continued)

•	Deferred liabilities as of December 31, 2003:

	Fixed Assets	Inventories	Investments	Provisions	TOTAL
Initial Balance	(13,019,043)	(10,355,850)	(2,705)	(1,001,793)	(24,379,391)
Charge to income	(672,657)	(126,040)	2,269	(240,215)	(1,036,643)

Closing Balance	(13,691,700)	(10,481,890)	(436)	(1,242,008)	(25,416,034)

As of December 31, 2003, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 23,111,814.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW N° 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances at December 31, 2004, June 30, 2004 and December 31, 2003 with Subsidiaries, related companies and related parties:

	December 31, 2004	June 30, 2004	December 31, 2003
IRSA Invesiones v Representaciones S.A.(3)
Current Investments
- Interest of Convertible Bonds 2007 -IRSA (US$)	1,499,204	1,388,504	1,560,891
Non-Current Investments
- Convertible Bonds 2007 -IRSA (US$)	134,928,347	132,941,891	146,333,542
Current Trade accounts receivable	—	637	18,371
Current Trade accounts payable	116,259	1,108	35,378
Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	29,195	9,216	78,555
Current Other debts	1,747,984	2,196,666	2,384,255
Non-Current Other debts	480,640	—	—
Futuros y opciones.Com S.A(1)
Current Trade accounts receivable	424,147	—	—
Current Other receivables and prepaid expenses	23,603	738,735	321,310
Current Trade accounts payable	—	3,720	14,033
Cactus Argentina S.A.(3)
Current Trade accounts receivable	30,261	29,845	13,709
Current Other receivables and prepaid expenses	1,354,328	1,346,401	1,337,986
Current Trade accounts payable	530,217	1,853,969	434,578
Current Other debts	205,730	—	—
Agro-Uranga S.A.(3)
Current Other receivables and prepaid expenses	234,279	—	—
Fundación IRSA (4)
Current Trade accounts payable	1,177,988	1,177,988	460,642
Inversora Bolivar (4)
Current Trade accounts payable	6,341	5,349	—
Alto Palermo S.A.(4)
Current Trade accounts receivable	—	87,359	40,003
Current Trade accounts payable	44,233	175,133	38,931
Credits to employees (4)
Current credits to Senior management, directors and staff of the company	15,362	37,751	43,020
Estudio Zang, Bergel & Viñes(4)
Current Trade accounts payable	23,486	81,646	15,757
Directors(4)
Current Trade accounts payable	43,543	3,471	967
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Directors	252	3,324	3,363
Non-Current Loans
Convertible Bonds 2007 (Schedule G)	22,640	318,281	315,268
Directors
Shareholders (2)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)	592,928	589,239	612,819
Directors	792,845	740,021	767,329
Non-Current Loans
Convertible Bonds 2007 (Schedule G)	53,363,537	56,416,538	57,451,821
Directors	71,356,061	70,853,048	71,937,067

(1)	Controlled company

(2)	Shareholder

(3)	Related company

(4)	Related party

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 7:	(Continued)

b.	Results provided by Subsidiaries, related companies and related parties corresponding to the periods ended at December 31, 2004 and 2003:

Subsidiaries, related companies Law Nº19,550 Section 33 and related parties:	Year	Sales and Fees for shared services	Interest paid	Salaries and social securities	Fees	Livestock expenses	Interest income	Administrative services	Others
Shareholders	2004	—	(2,951,938)	—	—	—	—	—	—
	2003	—	(3,119,828)	—	—	—	—	—	—
Agro-Uranga S.A.	2004	—	—	—	—	—	—	—	106,780
	2003	—	—	—	—	—	—	—	—
Alto Palermo S.A.	2004	(8,765)	—	—	—	—	—	—	—
	2003	(50,887)	—	—	—	—	—	—	—
Cactus Argentina S.A.	2004	—	—	—	—	(3,002,994)	10,634	83,520	26,353
	2003	—	—	—	—	(3,035,337)	9,273	92,960	7,048
Directors	2004	—	(937)	(131,053)	(46,408)	—	9,859	—	—
	2003	—	(13,673)	(158,841)	(3,730)	—	11,226	—	—
Estudio Zang, Bergel & Viñes	2004	—	—	—	(62,024)	—	—	—	—
	2003	—	—	—	(24,058)	—	—	—	—
Fundación IRSA	2004	—	—	—	—	—	—	—	—
	2003	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2004	—	—	—	—	—	—	19,200	(608)
	2003	—	—	—	—	—	—	19,200	(25,052)
Inversiones Ganaderas S.A.	2004	—	(70,093)	—	—	—	—	43,289	80,744
	2003	—	(63,213)	—	—	—	—	—	(653)
Inversora Bolívar	2004	—	—	—	—	—	—	—	(82,317)
	2003	—	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones S.A.	2004	(43,787)	—	—	—	—	—	—	(16,487)
	2003	(54,058)	—	—	—	—	—	—	—
Credits to employees	2004	—	—	—	—	—	14,042	—	—
	2003	—	—	—	—	—	12,971	—	—
Senior Management	2004	—	—	(864,019)	—	—	—	—	—
	2003	—	—	(758,667)	—	—	—	—	—

Total at December 31, 2004		(52,552)	(3,022,968)	(995,072)	(108,432)	(3,002,994)	34,535	146,009	114,465

Total at December 31, 2003		(104,945)	(3,196,714)	(917,508)	(27,788)	(3,035,337)	33,470	112,160	(18,657)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a.	Cash and banks

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Cash	59,966	69,859	58,924
Foreign currency (Schedule G)	293,009	46,431	36,870
Patacones currency	39	39	—
Local currency checking account	162,493	4,781,351	675,868
Patacones currency checking account	22	22	22
Foreign currency checking account (Schedule G)	9,055,590	1,220,084	18,898,279
Local currency saving account	9,897	12,295	18,541
Foreign currency saving account (Schedule G)	16,610,427	5,949,506	—
Checks to be deposited	386,961	443,374	215,178

	26,578,404	12,522,961	19,903,682

b.	Investments and Goodwill

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Investment
Investment (Schedule C and G)	1,639,729	1,490,311	1,655,808

	1,639,729	1,490,311	1,655,808

Investment
Investment from controlled and related companies (Schedule C)	305,920,570	274,977,554	220,366,049

	305,920,570	274,977,554	220,366,049

Other investments
Other investments (Schedule C and G)	134,949,064	132,962,608	146,354,259

	134,949,064	132,962,608	146,354,259

Goodwill
Goodwill (Schedule C)	(36,326,481)	(25,869,346)	(19,931,610)

	(36,326,481)	(25,869,346)	(19,931,610)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

c.	Trade accounts receivable

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Accounts receivable in local currency	5,207,564	3,833,851	4,151,088
Less:
Provision for defaulting debtors (Schedule E)	(348,535)	(387,067)	(424,197)
Accounts receivable in foreign currency (Schedule G)	955,988	3,779	63,648
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	29,195	9,216	78,555
Futuros y Opciones.Com S.A.	424,147	—	—
Cactus Argentina S.A.	30,261	29,845	13,709
Alto Palermo S.A.	—	87,359	40,003
IRSA Inversiones y Representaciones Sociedad Anónima	—	637	18,371

	6,298,620	3,577,620	3,941,177

d.	Other receivables and prepaid expenses

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Prepaid leases	30,727	4,465,136	32,016
Guarantee deposits and premiums (Schedule G)	232,112	2,188,998	1,446,694
Secured by mortgage (Schedule G)	1,055,695	1,033,997	1,061,931
Prepaid expenses	1,102,780	897,192	446,759
Tax prepayments (net of provisions)	3,491,577	3,368,062	2,817,630
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Cactus Argentina S.A.	1,354,328	1,346,401	1,337,986
Futuros y Opciones.Com S.A.	23,603	738,735	321,310
Agro-Uranga S.A.	234,279	—	—
Credits to employees	15,362	37,751	43,020
Shareholders	—	1,711,833	455,583
Others	305,243	126,923	579,688

	7,845,706	15,915,028	8,542,617

Non-current
Secured by mortgage (Schedule G)	—	—	1,008,000
Value Added Tax	5,180,327	4,121,672	2,129,515
Tax on Minimum Hypothetical Income	99,148	17,154	781,368

	5,279,475	4,138,826	3,918,883

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

e.	Inventories

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Livestock	16,877,063	18,366,149	15,535,226
Crops	4,803,409	8,639,910	3,782,649
Unharvested crops	20,090,681	1,603,897	9,374,173
Seeds and fodder	166,898	238,378	139,344
Materials and others	3,024,911	4,041,594	1,580,539
Advances to suppliers	321,747	1,440,333	1,017,599

	45,284,709	34,330,261	31,429,530

Non-Current
Livestock	46,102,732	40,982,536	35,852,040

	46,102,732	40,982,536	35,852,040

f.	Trade accounts payable

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Suppliers in local currency	4,071,023	4,339,383	1,880,406
Suppliers in foreign currency (Schedule G)	2,709,862	1,110,314	924,954
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	6,341	5,349	—
Alto Palermo S.A.	44,233	175,133	38,931
IRSA Inversiones y Representaciones S.A.	116,259	1,108	35,378
Cactus Argentina S.A.	530,217	1,853,969	434,578
Futuros y Opciones.Com S.A.	—	3,720	14,033
Estudio Zang, Bergel & Viñes	23,486	81,646	15,757
Fundación IRSA	1,177,988	1,177,988	460,642
Directors	43,543	3,471	967
Accrual for other expenses (Schedule G)	2,631,011	2,085,778	1,989,355
Accrual for cereal expenses	295,130	213,177	200,955

	11,649,093	11,051,036	5,995,956

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

g.	Loans

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Local financial loans (Note 16) (Schedule G)	37,220,355	6,757,677	—
Convertible Bonds 2007 Interest payable (Schedule G)	592,928	589,239	612,819
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Shareholders	792,845	740,021	767,329
Directors	252	3,324	3,363

	38,606,380	8,090,261	1,383,511

Non-Current
Convertible Bonds 2007 (Schedule G)	53,363,537	56,416,538	57,451,821
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Shareholders	71,356,061	70,853,048	71,937,067
Directors	22,640	318,281	315,268
Convertible Bonds 2007 expenses	(1,456,461)	(1,706,993)	(2,034,013)

	123,285,777	125,880,874	127,670,143

h.	Salaries and social security payable

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Vacation, statutory annual bonus allowance	594,686	1,001,301	436,826
Social security administration	161,927	166,415	135,266
Salaries payable	1,263	180,340	111,956
Health care scheme	1,891	2,533	1,979
Others	5,938	9,130	3,082

	765,705	1,359,719	689,109

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

i.	Taxes payable

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Accrual for income tax	2,617,633	4,246,881	—
Advances to Income tax	—	(2,808,338)	—
Tax on Minimum Hypothetical Income (Note 2.p.)	99,147	17,154	781,367
Value Added Tax	—	—	7,317
Property tax payable	80,613	103,284	79,590
Taxes withheld for income tax	47,534	163,926	26,427
Gross sales taxes	(196,384)	80,085	152,265
Taxes withheld-Gross sales taxes	128,575	(81,215)	(87,312)
Others (1)	1,594,993	494	—

	4,372,111	1,722,271	959,654

Non-Current
Deferred tax	27,491,943	25,132,570	23,111,814

	27,491,943	25,132,570	23,111,814

(1)	Including Personal Assets Tax of shareholders

j.	Other debts

	December 31, 2004	June 30, 2004	December 31, 2003
	Pesos	Pesos	Pesos
Current
Advances to customers (Schedule G)	8,718,400	4,432,500	—
Accrual for Management fees (Note 5)	1,059,305	1,537,173	529,129
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	1,747,984	2,196,666	2,384,255
Cactus Argentina S.A. (Schedule G)	205,730	—	—
Others	125,916	4,285	—

	11,857,335	8,170,624	2,913,384

Non-current
Subsidiaries, related companies Law Nº 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	480,640	—	—

	480,640	—	—

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiers y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

a)	Assets based on their estimated collection or payment term (in pesos)

	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
Based on their estimated collection or payment term	December 31, 2004	June 30, 2004	December 31, 2003	December 31, 2004	June 30, 2004	December 31, 2003	December 31, 2004	June 30, 2004	December 31, 2003
3rd quarter 2004/2003 financial year	—	—	1,560,891	—	—	3,941,177	—	—	3,875,503
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—
1st quarter 2005/2004 financial year	—	—	—	—	3,577,620	—	—	3,250,227	—
2nd quarter 2005/2004 financial year	—	1,388,504	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial year	—	—	—	6,298,620	—	—	2,411,856	1,033,997	1,008,000
4th quarter 2005/2004 financial year	1,499,204	—	—	—	—	—	597,727	305,826	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	99,148	17,154	781,368
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	134,928,347	132,941,891	146,333,542	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	140,525	101,807	94,917	—	—	—	4,836,123	11,324,978	4,667,114
With no stated non-current term	20,717	20,717	20,717	—	—	—	5,180,327	4,121,672	2,129,515

Total	136,588,793	134,452,919	148,010,067	6,298,620	3,577,620	3,941,177	13,125,181	20,053,854	12,461,500

b)	Assets classified according to the interest rate that they accrued (in pesos)

	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
Interest rate that they accrue	December 31, 2004	June 30, 2004	December 31, 2003	December 31, 2004	June 30, 2004	December 31, 2003	December 31, 2004	June 30, 2004	December 31, 2003
At fixed interest rate	134,928,347	132,941,891	146,333,542	—	—	—	1,342,403	1,327,126	2,313,411
At variable interest rate	140,525	101,807	94,917	—	—	—	153,498	2,307,893	571,094
Non-interest bearing	1,519,921	1,409,221	1,581,608	6,298,620	3,577, 620	3,941,177	11,629,280	16,418,835	9,576,995

Total	136,588,793	134,452,919	148,010,067	6,298,620	3,577,620	3,941,177	13,125,181	20,053,854	12,461,500

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

a)	Liabilities based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31 2004	June 30, 2004	Dec. 31, 2003
3rd quarter 2004/2003 financial year	—	—	5,994,989	—	—	1,383,511	—	—	689,109	—	—	959,654	—	—	529,129
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	265,353
1st quarter 2005/2004 financial year	—	11,047,565	—	—	6,757,677	—	—	1,359,719	—	—	266,574	—	—	1,541,458	—
2nd quarter 2005/2004 financial year	—	3,471	967	—	1,332,584	—	—	—	—	—	1,455,697	—	—	2,196,666	2,118,902
3rd quarter 2005/2004 financial year	11,649,093	—	—	22,353,572	—	—	444,433	—	—	160,017	—	—	4,396,907	—	—
4th quarter 2005/2004 financial year	—	—	—	1,386,025	—	—	—	—	—	1,594,461	—	—	5,506,714	4,432,500	—
1st quarter 2006/2005 financial year	—	—	—	14,866,783	—	—	321,272	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	2,617,633	—	—	1,747,984	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—		—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—	—	480,640	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	—	—	—	123,285,777	125,880,874	127,670,143	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—	—	—	—	205,730	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—	27,491,943	25,132,570	23,111,814	—	—	—

Total	11,649,093	11,051,036	5,995,956	161,892,157	133,971,135	129,053,654	765,705	1,359,719	689,109	31,864,054	26,854,841	24,071,468	12,337,975	8,170,624	2,913,384

b)	Liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003	Dec. 31, 2004	June 30, 2004	Dec. 31, 2003
At fixed interest rate	—	—	—	161,962,593	132,638,551	127,670,143	—	—	—	—	—	—	2,228,624	2,196,666	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	11,649,093	11,051,036	5,995,956	(70,436)	1,332,584	1,383,511	765,705	1,359,719	689,109	31,864,054	26,854,841	24,071,468	10,109,351	5,973,958	2,913,384

Total	11,649,093	11,051,036	5,995,956	161,892,157	133,971,135	129,053,654	765,705	1,359,719	689,109	31,864,054	26,854,841	24,071,468	12,337,975	8,170,624	2,913,384

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the Comisión Nacional de Valores (C.N.V.), 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	SALE OF FARMS

On June 30, 2004 a bill of sale was signed for the farm “San Enrique”, of 977 hectares, located in the Department of General López, Province of Santa Fe. The price for the sale of the farm was of US$ 5,000,000 (US Dollars five million). The title deed had not been executed as of the closing of the financial statements. This sale will generate a profit of US$ 4,300,000 (US Dollars four million and three hundred) approximately.

On August 25, 2004, a preliminary sales agreement was signed for the “Ñacurutú” farm, and on February 1, 2005 the title deed was signed. Ñacurutú is a 30,353-hectare property located in the Departments of Gral. Obligado and Vera in the Province of Santa Fe. The price was agreed at US$ 5,615,256 (US Dollars five million six hundred and fifteen thousand, tow thousand and fifty six). This sale will provide a profit of approximately US$ 2,600,000.

NOTE 12:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”), covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 12:	(Continued)

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the current period, an aggregate of 173,200 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

After the exercise of the preference offer above mentioned, the remaining balance is 66,800 shares, at the end of the current period.

After the closing of the period, an aggregate of 66,800 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock. As of January 15, 2005, the deadline for exercising the Stock Purchase Option, there was no pending exercise balance.

NOTE 13:	ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution N° 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 13:	(Continued)

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 Convertible Bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 Convertible Bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same year, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the current period, 1,259,290 Convertible Bonds were converted into 2,479,890 ordinary shares, which resulted in a Ps. 3,740,628 increase in the Company’s net shareholders’ equity. In the same period, 1,251,644 warrants were exercised, resulting in the issuance of 2,464,833 common shares for Ps. 4,474,246.

NOTE 14:	PURCHASE OF CONVERTIBLE BONDS

During November and December 2002 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 stocks (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 stocks (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 stocks (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 stocks of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 it converted 5,000,000 Notes into 9,174,312 common shares. Therefore, as of June 30, 2004, the Company held 44,943,168 Notes.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 14:	(Continued)

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 62,8 million originating the issuance of 27,616,878 ordinary shares with a nominal value of Ps. 1 each. As a consequence of the exercise of such conversion rights, the company has registered a Ps. 10.3 million loss originated by the dilution of their equity share in IRSA, which is shown in “Results of subsidiaries Law 19,550 and related companies” in the Statements of Income.

As of June 30, 2004, this effect was reverted due to the exercise of share conversion rights mentioned above.

In July 2004 the Company purchased 350,000 Notes issued by IRSA Inversiones y Representaciones Sociedad Anónima for US$ 511,115.

During this period, third parties holders of Notes Convertible into common shares of IRSA have exercised their conversion and have effective their exercise of warrants for a total of Ps. 6.3 million, resulting in the issuance of 3,542,943 common shares of Ps. 1 par value each. On the other hand, the Company exercised warrants for a total of Ps. 17.7 million, resulting in the issuance of 9,174,311 common shares of Ps. 1 par value each. As a result of these transactions, as of December 31, 2004 the Company recorded Ps. 12.6 million as negative goodwill against which the impact of losses for dilutions due to the exercise of conversions and/or warrants from third party holders of IRSA’s Convertible Notes will be recognized.

NOTE 15:	IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) – INCREASE TO INVESMENT IN BANCO HIPOTECARIO S.A. (BHSA)

On December 30, 2003, IRSA Group purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 each and 37,537 options at US$ 33.86 each, achieving the right to purchase an additional amount totaling 3,753,700 shares. Such transaction implied a disburse amounting US$ 11.1 million.

Furthermore, on February 2, 2004, IRSA Group exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. In this respect, 4,773,853 shares were acquired for a total amount of Ps. 33.4 million.

During the last quarter of fiscal year 2004, the IRSA Group sold a portion of its shareholding in Banco Hipotecario S.A. (2,487,571 shares) to IFIS S.A. (indirect shareholder of the Company) for a unit price of Ps. 7 (market value). The total amount of the transaction was US$ 6.1 million and generated a loss of Ps. 1.61 million.

At the date of issuance of the present financial statements, IRSA´s ownership of BHSA shares amounts 17,641,015.

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTA 16:	LOANS

During this semester, the Company has developed an external funding strategy to raise working capital for the crop season at convenient rates and terms consisting in the pre-financing of exports, which allow us to develop new businesses optimizing risks and have the liquidity required to take advantage of any investment opportunities that may arise.

Therefore, as of December 31, 2004, current loans with local financial institutions amounted to Ps. 37.2 million. This allowed us to promote new production projects and generate a more efficient capital structure for the Company.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Fixed Assets

Corresponding to the period beginning as from July 1, 2004

and ended on December 31, 2004

comparative with the year ended on June 30, 2004 and with the period ended on December 31, 2003

(Notes 1 and 2)

Schedule A

					Depreciation
Principal Account	Value at the beginning of the year	Additions and/or transfers	Deductions and/or transfers	Value at the end of period/year	Rate %	Accumulated at the beginning of the year	Decrease of the period/ year	Current period/ year	Accumulated at the end of period/year	Net carrying value at December 31, 2004	Net carrying value at June 30, 2004	Net carrying value at December 31, 2003
	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Real estate	120,668,102	352,353	—	121,020,455	—	—	—	—	—	121,020,455	120,668,102	118,017,185
Wire fences	4,176,054	—	—	4,176,054	3	834,294	—	62,897	897,191	3,278,863	3,341,760	3,404,788
Watering troughs	3,136,281	—	—	3,136,281	5	895,579	—	80,020	975,599	2,160,682	2,240,702	2,288,833
Alfalfa fields and meadows	1,686,488	316,797	—	2,003,285	12-25-50	1,105,794	—	198,255	1,304,049	699,236	580,694	735,424
Buildings and constructions	5,431,487	118,986	—	5,550,473	2	2,063,502	—	45,270	2,108,772	3,441,701	3,367,985	3,310,883
Machinery	8,285,123	9,335	34,177	8,260,281	10	5,633,188	29,397	384,284	5,988,075	2,272,206	2,651,935	3,041,996
Vehicles	1,304,710	224,475	105,098	1,424,087	20	654,956	62,006	127,142	720,092	703,995	649,754	419,320
Tools	193,361	1,450	—	194,811	10	130,040	—	7,350	137,390	57,421	63,321	66,185
Furniture and equipment	996,477	35,046	—	1,031,523	10	644,610	—	44,671	689,281	342,242	351,867	329,474
Corral and leading lanes	608,664	—	—	608,664	3	111,773	—	9,078	120,851	487,813	496,891	493,303
Roads	1,093,420	2,146	—	1,095,566	10	603,155	—	54,800	657,955	437,611	490,265	547,837
Facilities	7,414,628	6,080	32,946	7,387,762	10-20-33	3,567,870	—	385,078	3,952,948	3,434,814	3,846,758	2,818,428
Computer equipment	1,199,977	196,375	296	1,396,056	20	969,121	296	70,634	1,039,459	356,597	230,856	207,175
Silo plants	1,169,114	—	—	1,169,114	5	315,645	—	31,537	347,182	821,932	853,469	882,178
Constructions in progress	11,568,150	3,408,521	—	14,976,671	—	—	—	—	—	14,976,671	11,568,150	4,847,070
Advances to suppliers	144,683	534,224	144,683	534,224	—	—	—	—	—	534,224	144,683	17,831

Total at December 31, 2004	169,076,719	5,205,788	317,200	173,965,307		17,529,527	91,699	1,501,016	18,938,844	155,026,463

Total at June 30, 2004	159,535,365	14,880,715	5,339,361	169,076,719		17,652,983	3,116,505	2,993,049	17,529,527		151,547,192

Total at December 31, 2003	159,535,365	3,080,424	4,265,027	158,350,762		17,652,983	2,088,675	1,358,544	16,922,852			141,427,910

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Investments

Corresponding to the period beginning as from July 1, 2004 and ended on December 31, 2004 comparative with the year ended on June 30, 2004 and with the period ended on December 31, 2003

(Notes 1 and 2)

Schedule C

Type and characteristics of the securities	Amount	Value at December 31, 2004	Value at June 30, 2004	Value at December 31, 2003	Market Value	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital	Income (loss)	Shareholders’ Equity
		Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos
Current Investments
Mutual Funds
Fondo especial Banco Rio in pesos	110,475	25,029	—	—	0.226558
Fondo plazo fijo Banco Rio in dollars	1,.862	2,523	4,081	3,999	1.354995

		27,552	4,081	3,999

Notes and Convertible Bonds
Interest of Convertible Bonds 2007- IRSA(US$)
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		1,499,204	1,388,504	1,560,891
Bonos Global 2010	110, 000	112,343	97,096	90,288	1.021300
Bocon Pro 1	157,647	630	630	630	0.003996

		1,612,177	1,486,230	1,651,809

Total current investment		1,639,729	1,490,311	1,655,808

Non-current investments
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					unlisted	Agricultural and livestock	2,500,000	1,551,749	13,035,586
Shares	893,069	4,523,238	5,230,031	4,313,051
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		15,710,253	16,417,046	15,500,066

INVERSIONES GANADERAS S.A.					unlisted	Raising and grazing cattle	5,326,589	351,644	11,477,885
Shares	5,326,588	10,748,274	10,396,631	10,253,055
Contribution on account of future subscriptions of shares		729,585	729,585	729,584

		11,477,859	11,126,216	10,982,639

CACTUS ARGENTINA S.A.					unlisted	Explotation and administration of agricultural and beef cattle products	1,300,000	(138,566)	6,419,664
Shares	650,000	1,074,214	1,143,497	937,100
Contribution on account of future subscriptions of shares		2,135,618	2,135,618	2,135,543

		3,209,832	3,279,115	3,072,643

FUTUROS Y OPCIONES.COM S.A.					unlisted	Gives information about markets and services of economic and financial consulting through internet	12,000	(200,285)	17,795
Shares	8,400	(2,714,336)	(2,574,138)	(2,483,616)
Contribution on account of future subscriptions of shares		2,726,793	2,726,793	2,726,641

		12,457	152,655	243,025

IRSA Inversiones y Representaciones S.A.
Shares	69,242,276	275,510,169	244,002,522	190,567,676	listed	Real state	261,520,248	56,756,060	1,040,570,752

		275,510,169	244,002,522	190,567,676

	Subtotal	305,920,570	274,977,554	220,366,049

Other Investments
Convertible Bonds 2007- IRSA (US$)
Subsidiaries, related companies Law N° 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	45,293,168	134,928,347	132,941,891	146,333,542
Coprolán		20,717	20,717	20,717	unlisted

	Subtotal	134,949,064	132,962,608	146,354,259

Goodwill
Goodwill		329,838	659,676	989,514
IRSA negative goodwill		(36,656,319)	(26,529,022)	(20,921,124)

	Subtotal	(36,326,481)	(25,8f69,346)	(19,931,610)

Total non-current investments		404,543,153	382,070,816	346,788,698

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Allowances

Corresponding to the period beginning as from July 1, 2004

and ended on December 31, 2004

comparative with the year ended on June 30, 2004 and with the period ended on December 31, 2003

(Notes 1 and 2)

Schedule E

Item	Opening balances	Deductions	Value at December 31, 2004	Value at June 30, 2004	Value at December 31, 2003
	Pesos	Pesos	Pesos	Pesos	Pesos
Deducted from assets
Defaulting debtors	387,067	(38,532)	348,535	387,067	424,197

Total at December 31, 2004	387,067	(38,532)	348,535

Total at June 30, 2004	454,125	(67,058)		387,067

Total at December 31, 2003	454,125	(29,928)			424,197

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cost of sales

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003	December 31, 2004	December 31, 2003	December 31, 2004		December 31, 2003
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Inventories at the beginning of the year
Beef cattle	—	—	55,198,055	45,097,923	4,150,630	2,294,684	—	—	59,348,685		47,392,607
Crops	8,639,910	6,301,776	—	—	—	—	—	—	8,639,910		6,301,776
Unharvested crops	1,603,897	1,112,230	—	—	—	—	—	—	1,603,897		1,112,230
Seeds and fodder	—	—	134,870	106,386	103,508	58,969	—	—	238,378		165,355
Materials	3,842,219	1,222,255	—	—	44,982	33,362	154,393	169,094	4,041,594		1,424,711

	14,086,026	8,636,261	55,332,925	45,204,309	4,299,120	2,387,015	154,393	169,094		73,872,464		56,396,679
Holding results	—	—	5,484,966	1,010,632	259,170	229,450	—	—		5,744,136		1,240,082
Commodities market results	2,088,522	753,010	—	—	—	—	—	—		2,088,522		753,010
Transfer of Inventories to expenses	(149,403)	(164,529)	—	—	—	—	—	—		(149,403)		(164,529)
Transfer of Inventories to fixed assets	(464,153)	(35,860)	—	—	—	—	(39,695)	(1,367)		(503,848)		(37,227)
Transfer of Unharvested crops to expenses	(6,646,273)	(2,783,694)	(136,871)	(149,777)	(376,780)	(204,552)	(262,674)	(283,890)		(7,422,598)		(3,421,913)
Recovery of Inventories	—	—	101,950	139,734	(101,950)	(139,734)	—	—		—		—
Purchases	25,562,280	11,876,012	3,097,849	4,009,929	398,128	563,961	335,654	277,057		29,393,911		16,726,959
Operating expenses (Schedule H)	4,562,016	3,397,918	9,279,058	6,367,720	976,650	933,330	33,144	—		14,850,868		10,698,968
Less:
Inventories at the end of the year
Beef cattle	—	—	(58,540,015)	(48,133,395)	(4,439,780)	(3,253,871)	—	—	(62,979,795)		(51,387,266)
Crops	(4,803,409)	(3,782,649)	—	—	—	—	—	—	(4,803,409)		(3,782,649)
Unharvested crops	(20,090,681)	(9,374,173)	—	—	—	—	—	—	(20,090,681)		(9,374,173)
Seeds and fodder	—	—	(88,843)	(62,725)	(78,055)	(76,619)	—	—	(166,898)		(139,344)
Materials	(2,753,105)	(1,378,359)	—	—	(59,538)	(42,704)	(212,268)	(159,476)	(3,024,911)	(91,065,694)	(1,580,539)	(66,263,971)

Cost of Sales	11,391,820	7,143,937	14,531,019	8,386,427	876,965	396,276	8,554	1,418		26,808,358		15,928,058

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Foreign currency assets and liabilities

Corresponding to the period beginning as from July 1, 2004 and ended on December 31, 2004 comparative with the year ended on June 30, 2004 and with the period ended on December 31, 2003

(Notes 1 and 2)

Schedule G

	December 31, 2004				June 30, 2004			December 31, 2003
Item	Type and amount of foreign currency		Current exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency	Type and amount of foreign currency		Amount in local currency
			Pesos	Pesos			Pesos			Pesos
Current Assets
Cash and banks
Cash and banks	US$	8,832,605	2.94	25,959,026	US$	2,472,934	7,216,021	US$	6,574,705	18,935,149
Investments:
Mutual funds	US$	858	2.94	2,523	US$	1,399	4,081	US$	1,389	3,999
Interest of Convertible Bonds 2007 - IRSA
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones Sociedad Anónima	US$	503,257	2.98	1,499,204	US$	469,406	1,388,504	US$	541,976	1,560,891
Trade accounts receivable:
Trade accounts receivable	US$	325,277	2.94	955,988	US$	1,295	3,779	US$	22,100	63,648
Other receivables and prepaid expenses:
Secured by mortgages	US$	359,202	2.94	1,055,695	US$	354,351	1,033,997	US$	368,726	1,061,931
Guarantee deposits	US$	78,977	2.94	232,112	US$	750,171	2,188,998	US$	502,324	1,446,694
Non-Current Assets
Other receivables and prepaid expenses:
Secured by mortgages	US$	—			US$	—		US$	350,000	1,008,000
Investments:
Convertible Bonds 2007 - IRSA
Subsidiaries, related companies Law 19,550 Article 33 and
related parties:
IRSA Inversiones y Representaciones Sociedad Anónima	US$	45,293,168	2.98	134,928,347	US$	44,943,168	132,941,891	US$	49,943,188	146,333,542

Total Assets	US$	55,393,344		164,632,895	US$	48,992,724	144,777,271	US$	58,304,408	170,413,854

Current liabilities
Trade accounts payable:
Suppliers	US$	909,655	2.98	2,709,862	US$	375,360	1,110,314	US$	315,684	924,954
Accrual for other expenses	US$	714,893	2.98	2,129,666	US$	499,662	1,477,683	US$	155,191	454,710
Loans:
Local financial loans	US$	4,068,000	2.98	12,118,572	US$	—		US$	—
Interest of Convertible Bonds 2007	US$	199,036	2.98	592,928	US$	199,202	589,239	US$	209,153	612,819
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	266,145	2.98	792,845	US$	250,176	740,021	US$	261,887	767,329
Directors	US$	85	2.98	252	US$	1,124	3,324	US$	1,148	3,363
Other debts:
Advances to customers	US$	1,411,516	2.98	4,204,906	US$	1,500,000	4,432,500	US$	—	—
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A.	US$	70,000	2.94	205,730		—	—		—	—
Non-current liabilities
Loans:
Convertible Bonds 2007	US$	17,913,238	2.98	53,363,537	US$	19,072,528	56,416,538	US$	19,608,130	57,451,821
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	US$	23,953,025	2.98	71,356,061	US$	23,953,025	70,853,048	US$	24,551,900	71,937,067
Directors	US$	7,600	2.98	22,640	US$	107,600	318,281	US$	107,600	315,268

Total Liabilities	US$	49,513,192		147,496,999	US$	45,958,677	135,940,948	US$	45,210,693	132,467,331

US$: US dollars

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Infonnation submitted in compliance with Section 64, subsection B of Law N° 19,550

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on December 31, 2004 and 2003

(Notes 1 and 2)

Schedule H

Items	Total December 31, 2004	Operating Expenses					Expenses		Total December 31, 2003
		Total	Crops	Beef cattle	Milk	Others	Selling	Administrative
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Directors’ fees	46,408							46,408	3,730
Fees and payments for services	503,171	99,766	5,726	84,599	6,875	2,566	—	403,405	632,450
Salaries and wages	2,554,573	1,117,629	249,754	721,814	146,061	—	—	1,436,944	3,223,972
Social security contributions	464,522	193,744	81,521	99,711	12,512	—	—	270,778	382,284
Taxes, rates and contributions	203,632	179,811	54,344	110,097	15,370	—	—	23,821	196,533
Gross sales taxes	260,488	—	—	—	—	—	260,488	—	266,305
Office and administrative expenses	219,318	—	—	—	—	—	—	219,318	79,991
Bank commissions and expenses	6,855	6,855	1,891	3,992	182	790	—	—	9,961
Depreciation of fixed assets	1,501,016	1,355,948	759,378	487,833	100,400	8,337	—	145,068	1,358,544
Vehicle and travelling expenses	295,806	154,337	58,029	82,165	6,901	7,242	—	141,469	233,684
Spare parts and repairs	598,008	598,008	311,710	248,881	36,717	700	—	—	503,317
Insurance	118,787	30,585	13,667	13,000	1,372	2,546	—	88,202	160,596
Employees’ maintenance	174,362	127,259	21,643	101,090	4,468	58	—	47,103	76,324
Livestock expenses	7,852,215	7,247,491	—	7,247,491	—	—	604,724	—	4,907,955
Dairy farm expenses	643,214	636,126	—	—	636,126	—	7,088	—	584,715
Agricultural expenses	4,465,418	2,929,287	2,929,287	—	—	—	1,536,131	—	3,058,699
Silo expenses	41,963	41,963	41,963	—	—	—	—	—	123,395
General expenses	132,059	132,059	33,103	78,385	9,666	10,905	—	—	235,618

Total at December 31, 2004	20,081,815	14,850,868	4,562,016	9,279,058	976,650	33,144	2,408,431	2,822,516	—

Total at December 31, 2003		10,698,968	3,397,918	6,367,720	933,330	—	2,102,952	3,236,153	16,038,073

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

for the period ended December 31, 2004

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Unaudited Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date at December 31, 2004.

Intercompany Law Nº 19,550 Section 33
		FYO	Agro-Uranga	Cactus
	Other Receivables	Other Receivables	Other Receivables	Other Receivables
	Pesos	Pesos	Pesos	Pesos
Current	3,537,666	23,603	234,279	1,040,575

b.	Accounts Receivable and other receivables to fall due at December 31, 2004

		Intercompany Law Nº 19,550 Section 33				Intercompany Law Nº 19,550 Section 33
		IGSA	FYO	Cactus		Cactus
	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Other Receivables	Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
03.31.05	5,815,017	29,195	424,147	30,261	2,411,856	—
06.30.05	—	—	—	—	283,975	313,753
09.30.05	—	—	—	—	—	—
06.30.06	—	—	—	—	99,148	—

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at December 31, 2004.

b.	Debts without a due date at December 31, 2004 amount to Ps. 205,730 current and Ps. 27,491,943 non-current.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY (Continued)

c.	Debts to fall due at December 31, 2004

	Accounts Payable	Intercompany Law Nº 19,550 Section 33		Loans	Salaries and Social Security Charges	Tax Payable	Other Debts	Intercompany Law Nº 19,550 Section 33
		IRSA	Cactus					IGSA
		Accounts Payable						Other Debts
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
03.31.05	11,002,617	116,259	530,217	22,353,572	444,433	160,017	4,396,907	—
06.30.05	—	—	—	1,386,025	—	1,594,461	5,506,714	—
09.30.05	—	—	—	14,866,783	321,272	—	—	—
12.31.05	—	—	—	—	—	2,617,633	—	1,747,984
12.31.06	—	—	—	—	—	—	—	480,640
12.31.07	—	—	—	123,285,777	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Intercompany Law Nº 19,550 Section 33				Intercompany Law Nº 19,550 Section 33
		IGSA	FYO	Cactus		Cactus	FYO	Agro- Uranga
	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Trade Accounts Receivable	Other Receivables	Other Receivables	Other Receivables	Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In pesos	4,859,029	29,195	424,147	30,261	5,044,837	1,354,328	23,603	234,279
In US Dollars	955,988	—	—	—	1,287,807	—	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

c.

	Trade Accounts Receivable	Intercompany Law Nº 19,550 Section 33			Other Receivables	Intercompany Law Nº 19,550 Section 33
		IGSA	FYO	Cactus		Cactus	FYO	IRSA
		Trade Accounts Receivables	Trade Accounts Receivables	Trade Accounts Receivables		Other Receivables	Other Receivables	Other Receivables
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	1,182,148	313,753	—	—
Outstanding balances not accruing interests	5,815,017	29,195	424,147	30,261	10,330,823	1,040,575	23,603	234,279

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable	Intercompany Law Nº 19,550 Section 33		Loans	Salaries and Social Security Charges	Taxes Payable	Other Debts	Intercompany Law Nº 19,550 Section 33
		IRSA	Cactus					IGSA	Cactus
		Accounts Payable						Other Debts
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos	Pesos
In pesos	6.163.089	116.259	530.217	23.645.322	765.705	31.864.054	5.698.715	2.228.624	—
In US Dollars	4.839.528	—	—	138.246.835	—	—	4.204.906	—	205.730

b.	All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

c.

	Accounts Payable Pesos	Intercompany Law Nº 19,550 Section 33		Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Debts	Intercompany Law Nº 19,550 Section 33
		IRSA	Cactus					Cactus	IGSA
		Accounts Payable						Other Debts
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding debts accruing Interests	—	—	—	161.962.593	—	—	—		2.228.624
Outstanding debts not accruing interests	11.002.617	116.259	530.217	(70.436)	765.705	31.864.054	9.903.621	205.730	—

7.	INTEREST IN OTHER COMPANIES (Law Nº 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law Nº 19,550 Section 33 are explained in Note 2 to the unaudited consolidated financial statements and intercompany balances as of December 31, 2004 are described in points 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At December 31, 2004 there were advance payments to directors for Ps. 2,865, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market (“Mercado de Hacienda de Liniers”).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (“La Nación Newspaper”) net of estimated sale expenses.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (“Revista Agromercado”).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Law Nº 19,550 Section 33.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the year less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured	Account Value

		Pesos	Pesos
Buildings, machinery, silos and furniture	Theft. fire and technical insurance	2.792.050	7.234.678
Vehicles	Theft, fire and civil and third parties liability	1.420.707	703.995

16.	PROVISIONS

There are no provisions in excess of 2% of the shareholders’ equity.

17.	CONTINGENCIES

At December 31, 2004 there are no contingent situations that have not been accounted for.

18.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

20.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Unaudited Financial Statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
	Pesos	Pesos	Pesos	Pesos	Pesos
Current Assets	89,091,991	69,522,344	82,707,765	131,390,490	160,544,471
Non Current Assets	609,533,419	525,729,702	497,572,921	235,135,415	266,777,336

Total Assets	698,625,410	595,252,046	580,280,686	366,525,905	427,321,807

Current Liabilities	66,430,672	12,520,393	27,866,941	61,417,713	30,154,605
Non Current Liabilities	152,099,365	151,890,701	193,294,773	1,164,992	1,370,658

Total Liabilities	218,530,037	164,411,094	221,161,714	62,582,705	31,525,263

Minority Interest	5,366	104,178	318,671	347,591	126,600

Shareholders’ Equity	480,090,007	430,736,774	358,800,301	303,595,609	395,669,944

	698,625,410	595,252,046	580,280,686	366,525,905	427,321,807

Comparative Income Structure

	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
	Pesos	Pesos	Pesos	Pesos	Pesos
Operating income	7,058,416	5,486,663	20,659,485	1,312,814	6,227,497
Financial and holding results	(2,194,831)	602,205	(13,012,668)	(83,463,137)	7,204,226
Other income and expenses and results from related companies	10,781,030	2,359,620	39,728,645	(589,446)	(669,708)
Management fees	(1,059,305)	(529,129)	(3,419,171)	—	(1,104,648)

Operating net income (loss)	14,585,310	7,919,359	43,956,291	(82,739,769)	11,657,367
Income tax	(5,111,658)	(3,259,735)	(7,964,246)	—	(1,904,747)
Minority interest	60,085	102,532	112,129	186,145	189,208

Net income (loss)	9,533,737	4,762,156	36,104,174	(82,553,624)	9,941,828

Production volume

	2Q December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	2Q December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	2Q December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	2Q December 31, 2001	Accumulated July 1, 2001 to December 31, 2001	2Q December 31, 2000	Accumulated July 1, 2000 to December 31, 2000
Beef Cattle (in Kgs.)	4,261,029	5,987,932	3,027,981	5,111,038	3,253,774	5,505,936	1,960,698	5,249,556	4,117,652	7,203,006

Butyraceous (in Kgs.)	72,518	125,596	71,199	135,196	56,314	113,688	70,843	153,063	66,024	133,066

Crops (in quintals)*	205,947	224,380	115,712	140,050	74,744	128,056	187,752	211,134	81,956	183,910

*	One quintals equals one hundred kilograms

Saúl Zang
First Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Sales volume

	2Q December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	2Q December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	2Q December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	2Q December 31, 2001	Accumulated July 1, 2001 to December 31.2001	2Q December 31, 2000	Accumulated July 1, 2000 to December 31, 2000
Beef Cattle (in Kgs.)	4,037,087	8,952,625	3,454,520	6,621,506	2,250,703	4,855,825	4,448,217	9,531,526	4,544,073	8,519,132

Butyraceous (in Kgs.)	72,518	125,596	71,199	135,196	56,314	113,688	70,843	153,063	66,024	133,066

Crops (in quintals)*	125,556	319,058	113,710	236,011	338,738	711,420	80,809	506,789	506,077	1,008,238

*	One quintals equals one hundred kilograms

Local Market

	2Q December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	2Q December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	2Q December 31, 2002	Accumulated July 1, 2002 to December 31, 2002	2Q December 31, 2001	Accumulated July 1, 2001 to December 31, 2001	2Q December 31, 2000	Accumulated July 1, 2000 to December 31, 2000
Beef Cattle (in Kgs.)	4,037,087	8,952,625	3,454,520	6,621,506	2,250,703	4,855,825	4,448,217	9,531,526	4,544,073	8,519,132

Butyraceous (in Kgs.)	72,518	125,596	71,199	135,196	56,314	113,688	70,843	153,063	66,024	133,066

Crops (in quintals)*	125,556	319,058	113,710	236,011	338,738	711,420	80,809	506,789	506,077	1,008,238

*	One quintals equals one hundred kilograms

Exports

	2Q December 31, 2004	Accumulated July 1, 2004 to December 31, 2004	2Q December 31, 2003	Accumulated July 1, 2003 to December 31, 2003	2Q December 31, 2002	Accumulated July 1,2002 to December 31, 2002	2Q December 31, 2001	Accumulated July 1, 2001 to December 31, 2001	2Q December 31, 2000	Accumulated July 1, 2000 to December 31, 2000
Beef Cattle (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Butyraceous (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Crops (in quintals)*	—	—	—	—	—	—	—	—	—	—

*	One quintals equals one hundred kilograms

Ratios

	At December 31, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001	At December 31, 2000
	Pesos	Pesos	Pesos	Pesos	Pesos
Liquidity	1.341	5.553	2.968	2.139	5.324
Solvency	2.197	2.620	1.622	4.851	12.551
Fixed of capital	0.872	0.883	0.857	0.642	0.624
Return on Equity	0.020	0.012	0.106	(0.245)	0.026

Saúl Zang
First Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight

Buenos Aires, February 10, 2005 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BASE: CRES), one of the leading agricultural companies in Argentina, announces today the results corresponding to the first semester of fiscal year 2005 ended on December 31, 2004.

Results for the first semester of Fiscal Year 2005 showed a net profit of Ps. 9.5 million as compared to a Ps. 4.8 million profit registered during the same period of the previous Fiscal Year, denoting a 100.2% increase.

The increase in the net result is mainly a consequence of: (i) the higher results registered in our cattle stock holdings (generated by a stronger market value) which went from Ps. 1.3 million during the same period of fiscal year 2004 to Ps. 6.3 million for the current semester, (ii) and the performance of our share in IRSA Inversiones y Representaciones S. A. (NYSE: IRS) (BASE: IRSA) which went from Ps. 1.8 million for December 2003 to Ps. 14.0 million at December 31, 2004; partly offset by lower results from exchange differences generated by assets and liabilities which decreased from a Ps. 1.9 million profit during the first semester of fiscal year 2004 to a Ps. 1.0 million loss for the current semester.

Consolidated net sales for the period amounted Ps. 35.2 million, 19.9% higher than those registered during the same period of the previous Fiscal Year, mainly due to the higher volume of crops and cattle sold during the semester.

Gross Income during the first six months of FY 2005 amounted to Ps. 6.4 million as compared to Ps. 8.2 million gross profit registered during the same period of the previous year.

This reduction in gross profit is partly a consequence of crop’s lower prices. At the beginning of the first semester of FY 2004 the company had accumulated agricultural commodities that when appreciated generated profits due to their revalorization. On the contrary, the stocks accumulated at the beginning of the first semester of FY 2005 did not follow during the semester ended on December 31, 2004 similar trends.

On the other hand, milk sales decreased and at slightly lower prices, consequently decreasing the margins for such activity. Besides, the costs of this business unit increased as a result of the expenses incurred in the development of the milking facility located at the “El Tigre” farm, which does not generate revenues yet.

Operating Income showed for the six-month period ended on December 31, 2004 a Ps. 7.1 million profit, compared to a Ps. 5.5 million profits registered during the same period of the previous fiscal year.

Results from related companies generated a Ps. 14.1 million profit, mainly due to our 26.5% share ownership in IRSA Inversiones y Representaciones S.A.

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Summary of operations

Crops

During the semester crop sales amounted Ps. 11.2 million, compared to Ps. 8.8 million registered during the previous year. Crop volume sold amounted 31,906 tons at an average price of Ps. 352 per ton compared to 23,601 tons sold at an average price of Ps. 373 during the same semester of the previous fiscal year.

The stock of grain as of the closing of the six-month period is 23,392 tons, consisting of 19,815 tons of wheat and 3,046 tons of corn.

Gross loss for the segment for the semester ended on December 31, 2004 amounted Ps. 0.2 million compared to a Ps. 1.6 million profit for the same period of the previous fiscal year. The drop registered in this item is partly consequence of crop’s lower prices. At the beginning of the first semester of FY 2004 the company had accumulated agricultural commodities that when appreciated generated profits due to their revalorization. On the contrary, the stocks accumulated at the beginning of the first semester of FY 2005 did not follow during the semester ended on December 31, 2004 similar trends.

For the current season we have destined 35,848 hectares to agriculture, of which 16,142 hectares were leased to third parties. As compared to the previous fiscal year we have increased the amount of total hectares destined to agriculture in 13,303 hectares, mainly due to the commencement of operations in El Tigre farm, which increased the company’s area under production, and due to the higher amount of hectares leased to third parties.

Most of the leases were agreed with a fix payment prior to harvest and only small percentages were crop-sharing agreements.

The increase in the number of hectares leased from third parties for exploitation by the Company is explained by the fact that after the strong fall in the price of grains, many owners lowered leasehold prices, thus allowing higher potential yields. During the previous season, faced with the increase in land prices, the strategy was not to go along with market prices and lease lands only at those prices which enabled the Company to obtain adequate margins without having to speculate on future commodity prices.

Beef Cattle

As of December 31, 2004, the Company’s cattle stock amounted to 99,797 heads (7% higher than at December 31, 2003) with 126,964 hectares destined to this activity.

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Sale of livestock experienced a material increase of 53.6% from Ps. 12.2 million as of December 31, 2003 to Ps. 18.7 million as of December 31, 2004. During the semester a total of 8,953 tons were sold, while during the first six months of Fiscal Year 2004 tons sold amounted to 6,622. The sustained increase which beef cattle prices have been experiencing was also determinant for increasing Company’s revenues within this business unit.

Gross profit for the cattle beef segment amounted to Ps. 4.0 million, as compared to Ps. 3.0 million profit registered during the first semester of the previous Fiscal Year. This increase in the gross profit was a consequence both of the increase in the cattle beef sales and of the rise in margins produced by higher market values.

Cattle beef production amounted 5,988 tons, representing a 17% increase compared to the previous fiscal year.

Livestock prices had a favourable evolution during the course of the first semester of Fiscal Year 2005. After the advance of the agriculture business over the cattle beef business, livestock offers experienced sever cuts, therefore helping to push up rising prices of livestock.

Additionally, there are promising perspectives for this market, mostly referring to reductions in commercial barriers worldwide, which would make for a better use of the cattle cuts and a higher final price for the cattle producer. After a year of the appearance of the last foot and mouth disease focus within the country, the country has obtained the free foot and mouth disease status with vaccination on behalf of the Animal Health Organization (OIE), which will grant an additional benefit to seek new markets, such as the US and Canada, were initial correspondence has taken place.

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Furthermore, the export of thermo-processed cattle beef to China was approved, shortly enabling the opening of the commercialization of fresh meat market.

Likewise, the price of livestock in Argentina could result in similar prices to those found in Uruguay (which is actually 26% above local prices) whose evolution after the opening of international markets had a positive outcome. In that sense, and in order to sustain its offer, Uruguay started importing livestock from Argentina, therefore arbitrating cattle markets.

Milk

Milk production fell slightly by 8% during the semester from 3.9 million liters as of December 31, 2003 to 3.5 million liters as of December 31, 2004.

Gross profit at December 31, 2004, amounted Ps. 0.7 million, 52% lower than that registered during the same semester of the previous fiscal year. The main reason for this reduction was the increase of costs in this business unit as a consequence of the expenses incurred in the development of dairy facilities that due to their condition are not generating income yet.

It is worth mentioning that the company is currently developing oversize dairy facilities with state of the art technology in our El Tigre farm. In this sense, once the project is concluded, it would increase the actual productive capacity in approximately 36,000 litters daily. We are forecasting for this business unit yields above those of the agriculture segment. The estimated investment in this project amounts US$ 1.0 million approximately.

Currently the Company’s only productive dairy farm is located at La Juanita, where the feeding system is based solely on pastures. This feeding system, of lower cost, allows an enhancement of milk margins as compared to systems based on grains.

The milk business in Argentina went through severe oscillations during the course of time, from the euphoria of 1997 and 1998 to the 2001 crisis. Currently, with firm prices, this segment is once again attractive.

Feed Lot

During the semester, our 170-hectare Feed Lot, located in the province of San Luis, where the Company’s equity interest through Cactus Argentina S.A. is 50%, was affected by the seasonality of the business hence decreasing the occupation levels and revenues.

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Due to these facts, income decreased from Ps. 10.7 million at December 31, 2003 to Ps. 5.9 million during the current semester. It is worth mentioning that draughts registered during the first semester of the fiscal year, had a positive effect rising the occupation levels of the feed lot and also reverting the trend generated during this time of the year.

The uniformity obtained in the final product of the feed lot cattle has granted buyers a high quality product, making its commercialization easy and obtaining higher prices at the moment of selling.

Due to the consistent occupation level the Feed Lot has been registering quarter after quarter we plan the development of a second enterprise of similar characteristics, which could be located within Argentina or abroad.

Regarding the above mentioned, during the semester closed December 31, 2004, Cactus Argentina S.A. registered a Ps. 0.1 million loss compared to a Ps. 0.4 million profit registered for the semester ended on December 31, 2003.

Sale of farms

At the end of Fiscal Year 2004 and commencement of Fiscal Year 2005 bills of sale for the farms Ñacurutu (sold after the closing of the semester) and San Enrique were signed which will result in profits for the Company amounting US$ 2.7 million and US$ 4,3 million respectively, thus positively impacting on future financial statements corresponding to the current Fiscal Year. The produce of such operations will suppose a yield close to 100 % in the first case and margin record of approximately 750 % in the second case. These transactions, besides confirming the excellent Company’s background regarding such operations, are clear examples of the unrealized value of corporate assets.

Development of marginal lands

We believe that the business’s potential, as has happened in various countries worldwide, relies on the development of marginal land; using state of the art technology, yields comparable to those of the nucleus area can be obtained.

For the current season, to the 12,700 productive hectares destined to cattle in our Los Pozos farm, located in Salta, we have added 4,000 additional hectares, while 1,300 hectares are destined to agriculture.

Besides, clearing works on 6,000 additional hectares for cattle are being performed, and will enter into production next season. Currently, Los Pozos’ farm shows the highest returns in the cattle business for the Company’s and is above the industry’s average

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Additionally, the 1,185 hectares already developed in our “AgroRiego San Luis” farm, located in the province of San Luis, for crop irrigation, will enter into production the current season.

Cresud’s land reserves amount to 263,000 hectares which were acquired at very low prices. We believe that with the development of these areas, together with proper technology, the value of land will rise generating interesting returns for the Company.

Internet

Fyo.com, internet site where the Company’s equity interest amounts 70%, maintains its position as leading agriculture site and has started to expand the scope of commercial services for the farming community through the direct sale of inputs and crop brokerage.

Currently, Futuros y Opciones.com S.A. has a database of 40,000 users and more than 5,000 farmers entitled to perform deals. Our strategy is focused in commercial services for farmers, using Cresud’s expertise and operative capacity in the business, being FyO the link with the client.

During the semester ended on December 31, 2004, Futuros y Opciones.com S.A.’s revenues amounted to Ps. 0.5 million, 38% higher than that registered during the same semester of the previous Fiscal Year. The net result for the semester showed a Ps. 0.2 million loss, lower than the Ps. 0.3 million loss registered during Fiscal Year 2004.

Saúl Zang First Vice-Chairman serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Principal indicators for the six-month period

ended December 31, 2004 and 2003:

		6 months as of December 31, 2004	6 months as of December 31, 2003%
Sales Volume
Wheat (tons)		950	2.490	(62%)
Corn (tons)		19.959	11.472	74%
Sunflowers (tons)		—	—	0%
Soybean (tons)		9.994	9.611	4%
Others (tons)		1.002	28	3479%

Total crops (tons)		31.906	23.601	35%

Beef Cattle (tons)		8.953	6.622	35%
Milk (Thousand of liters)		3.525	3.851	(8%)

Production
Wheat (tons)		20.595	11.571	78%
Corn (tons)		1.765	—
Sunflowers (tons)		—	—
Soybean (tons)		79	—
Beef Cattle (tons)		5.988	5.111	17%
Milk (Thousand of liters)		3.525	3.851	(8%)

Exploited surface (hectares)
Crops	Owned Farms	19.706	12.312	60%
	Leased Farms	16.142	9.755	65%
Beef Cattle	Owned Farms	126.964	126.190	1%
	Leased Farms	—	—
Dairy	Owned Farms	1.583	820	93%
Land Reserve (hectares)		263.177	266.916	(1%)
Surface under irrigation		3.750	2.841	32%
Storage Capacity (tons)		12.660	18.360	(31%)
Total head of cattle		99.797	92.954	7%
Dairy Farm Stock (heads)		3.575	2.812	27%
Milking cows (heads)		1.406	1.190	18%

Saúl Zang
First Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

The result derived from our equity interest in IRSA Inversiones y Representaciones S. A. (NYSE: IRS – BASE: IRSA) showed a Ps. 14.0 million profit for the semester compared to a Ps. 1.8 million profit as of December 31, 2003.

IRSA’s result was strongly influenced by an increase in the operative result which grew 142.4%, from Ps. 24.5 million for the first six months of Fiscal Year 2004 to Ps. 59.3 million for the same period of the current Fiscal Year, mainly due to the better performance of revenues, which grew 49.3% amounting Ps. 185.2 million compared to the previous Ps. 124.1 million. The following is the share of the different segments in revenues from net consolidated sales: sales and development Ps. 27.5 million, offices and other property for lease Ps. 8.9 million, shopping centers Ps. 103.6 million and hotels Ps. 45.3 million.

IRSA is Argentina’s leading real estate company with a totally diversified portfolio of properties. IRSA participates in the following business segments:

•	Office rental with more than 85,000 m2 for lease.

•	Operation of Shopping Centers through its 61% equity interest in Alto Palermo S.A. (APSA) (NASDAQ: APSA, BASE: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 9 shopping centers with 195,132 m2 of gross leasable area.

•	Sale of residential properties

•	Holding and operation of luxury hotels through its equity interest in 3 five star hotels

Besides, IRSA owns land reserves for current and future developments valued at Ps. 352.0 million.

IRSA’s total Consolidated Assets amount to Ps. 2,346.1 million and its Shareholder’s Equity amounts Ps. 1,040.6 million.

At December 31, 2004 our ownership in IRSA amounted 26.5% of total shares in circulation. Additionally, we own u$ 45.3 million of convertible bonds issued by IRSA which contain a warrant attached to purchase additional shares of the company. If both the convertible notes and warrants are exercised like the rest of the bearers, Cresud would own 41% of IRSA equity. Currently, our equity interest in IRSA is valued through the proportional equity value method.

Saúl Zang
First Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Other relevant highlights

Reduction of debt due to the conversion of notes and exercise of Warrants

During the semester, Cresud’s debt under Convertible Notes was reduced by US$ 1,259,290 as a consequence of the exercise of conversion rights.

Likewise during the semester, 1,251,644 Warrants have been exercised, resulting in an inflow of US$ 1.5 million in the Company

In this way, considering all conversions and exercise of warrants, the number of outstanding Convertible Notes as of today has reached US$ 41,723,863 while the number of outstanding Warrants amounts to 42,164,361. Shares issued amounted 31,728,541, increasing the Company’s total number of outstanding shares to 156,012,933.

It should be noted that since the Company holds Convertible Bonds issued by IRSA for a total 45.3 million, which bear interest at the same rate as those issued by us, funds to be collected from our holding in IRSA exceeds from those required to cover payment of our Convertible Notes.

The following graphics show past, actual and potential situation in the future of the Convertible Notes issued by Cresud on November 14, 2002, under New York Law, at an interest rate of 8% (paid semi-annually), due to November 14, 2007, which are convertible at a price of US$ 0.5078 per share of face value Ps. 1.00 (1.9693 shares of face value Ps. 1.00 per Note). Additionally, each Convertible Note holds a warrant which allows the holder to obtain for each Convertible Note 1.9693 shares, of face value Ps. 1.00, at a price of US$ 0.6093.

Notes:

•	1 ADR represents 10 common shares

•	“Assuming Conversion (Fully Diluted)” refers to the situation where all the holders of the Convertible Notes convert those securities into shares and where all the Warrants are exercised.

Saúl Zang
First Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Financial Structure

During the current semester, the Company has developed an external financing strategy of its working capital for the productive season, at convenient rates and terms through export pre financing, which allows us to develop new business units optimising risks and acquiring the necessary liquidity to take advantage of investment opportunities that could arise.

Hence, at December 31, 2004 current loans with local financial entities amounted Ps. 37.2 million, enabling the development of new productive projects and generating a more efficient capital structure for the Company.

Distribution of dividends

On November 17, 2004, and pursuant to the Ordinary and Extraordinary Shareholder’s Meeting held on October 22, 2004, cash dividends for a total amount of Ps. 3.0 million or Ps. 0.01983007 per common share of nominal value 1 each (Ps. 0.1983007 per ADR) were at shareholder’s availability.

Perspectives for the coming quarter

Perspectives for the upcoming quarter are highly promising with firm livestock prices, hence we are expecting an increase in our profits from this business unit. Additionally, the opening of new international markets could continue impacting positively on this business unit.

Besides, there are promising perspectives on the evolution of corn yields for the coming quarter, which are already above our budget. Notwithstanding the foregoing, price perspectives are conservative due to promising productive seasons in the U.S. and South America.

Regarding our investment in the dairy farm project, its opening will occur promptly. At the commencement, it will have 600 milking cows and will reach 2,000 heads within 18 months.

Saúl Zang
First Vice-Chairman
serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

According to our development of new agriculture project strategy, we will maintain evaluating different investment alternatives, which could be accomplished during the current fiscal period.

Saúl Zang
First Vice-Chairman
serving as Acting Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2004 and 2003, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2004 and 2003 and the complementary notes 1 to 16 and schedules A, C, E, F, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2004 and 2003, on which we issued our unqualified report dated September 7, 2004, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at December 31, 2004 and 2003 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2004.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At December 31, 2004, the debt accrued of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 108.211,60 which is not yet due.

Autonomus City of Buenos Aires, February 10, 2005

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 1
Dr. Andrés Suarez
Public Accountant (UBA)
C.P.C.E. Ciudad Autónoma de Buenos Aires
Tomo 245 - Folio 61

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: February 18, 2005